UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 4, 2026
Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)
WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐        No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐        No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐        No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________
Enclosure: STMicroelectronics N.V.’s Three Months ended March 28, 2026:
•Operating and Financial Review and Prospects;
•Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Equity and Statements of Cash Flows and related Notes for the three months ended March 28, 2026; and
•Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview
The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Equity and Statements of Cash Flows as of March 28, 2026 and for the three months ended March 28, 2026 and Notes thereto included elsewhere in this Form 6-K, and our annual report on Form 20-F as of December 31, 2025 and for the year ended December 31, 2025 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on February 26, 2026 (the “Form 20-F”). The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Business Overview” and “Liquidity and Capital Resources—Financial Outlook: Capital Investment”. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” included in the Form 20-F. We assume no obligation to update the forward-looking statements or such risk factors.
Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying Unaudited Interim Consolidated Financial Statements (“Consolidated Financial Statements”) and Notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:
•Critical Accounting Policies using Significant Estimates.
•Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights for the three months ended March 28, 2026, designed to provide context for the other sections of the MD&A, including our expectations for selected financial items for the second quarter of 2026.
•Other Developments.
•Results of Operations, containing a year-over-year and sequential analysis of our financial results for the three months ended March 28, 2026, as well as segment information.
•Legal Proceedings.
•Discussion on the impact of changes in exchange rates, interest rates and equity prices on our activity and financial results.
•Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.
•Impact of Recently Issued U.S. Accounting Standards.
•Backlog and Customers, discussing the level of backlog and sales to our key customers.
•Disclosure Controls and Procedures.
•Other reviews.
•Cautionary Note Regarding Forward-Looking Statements.
At ST, we are 48,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. As an integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to enable and support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027.

Critical Accounting Policies Using Significant Estimates
There were no material changes in the first three months of 2026 to the information provided under the heading “Critical Accounting Policies Using Significant Estimates” included in our Form 20-F for the year ended December 31, 2025, as described in Note 5, Recent Accounting Pronouncements, of the Consolidated Financial Statements for the three months ended March 28, 2026.
Fiscal Year
Under Article 35 of our Articles of Association, our fiscal year extends from January 1 to December 31. The first quarter of 2026 ended on March 28. The second quarter will end on June 27, the third quarter will end on September 26 and the fourth quarter will end on December 31, 2026. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior-years’ periods, as illustrated in the below table for the years 2026 and 2025.

	Q1	Q2	Q3	Q4
	Days
2025	88	91	91	95
2026	87	91	91	96
Business Overview
Our results of operations for each period were as follows:

	Three Months Ended			% Variation
	March 28, 2026	December 31, 2025	March 29, 2025	Sequential	Year Over Year
	(In millions, except per share amounts)
Net revenues	$3,095	$3,329	$2,517	(7.0)%	23.0%
Gross profit	1,045	1,172	841	(10.9)	24.3
Gross margin (as percentage of net revenues)	33.8%	35.2%	33.4%	-140 bps	40 bps
Operating income	70	125	3	(43.8)	2,327.6
Operating margin (as percentage of net revenues)	2.3%	3.8%	0.1%	-150 bps	220 bps
Net income (loss) attributable to parent company	37	(30)	56	—	(33.7)
Diluted earnings per share	$0.04	$(0.03)	$0.06	—%	(33.3)%

Non-U.S. GAAP measures on earnings
Operating income before impairment, restructuring charges and other related phase-out costs, and other certain items, is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related phase-out costs, and Purchase Price Allocation (PPA) effects in case of business combinations. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related phase-out costs and other certain items, such as PPA effects, net of the relevant income tax impact.

	Gross profit	Operating income	Net income	Diluted EPS
Three Months ended March 28, 2026	(In millions, except per share amounts)
US GAAP figures, as reported	$1,045	$70	$37	$0.04
Impairment, restructuring charges and other related phase-out costs	—	71	71
PPA effects of MEMS sensor business acquisition	11	30	30
Estimated income tax effect	—	—	(16)
Non-US GAAP	$1,056	$171	$122	$0.13

	Three Months Ended			% Variation
	March 28, 2026	December 31, 2025	March 29, 2025	Sequential	Year Over Year
Non-U.S. GAAP measures on earnings	(In millions, except per share amounts)
Gross Profit (non-U.S. GAAP)	$1,056	$1,172	$841	(10.0)%	25.5%
Gross Margin (non-U.S. GAAP)	34.1%	35.2%	33.4%	-110 bps	70 bps
Operating Income (non-U.S. GAAP)	$171	$266	$11	(35.7)%	1454.5%
Operating Margin (non-U.S. GAAP)	5.5%	8.0%	0.4%	-250 bps	510 bps
Net Income (non-U.S. GAAP)	122	100	63	22.0%	93.7%
Diluted Earnings Per Share (non-U.S. GAAP)	$0.13	$0.11	$0.07	18.2%	85.7%
Our reportable segments are as follows:
•Analog products, MEMS and Sensors (“AM&S”), comprised of analog products, MEMS sensors and actuators, and optical sensing solutions.
•Power and discrete products (“P&D”), comprised of discrete and power transistor products.
•Embedded Processing (“EMP”), comprised of general-purpose and automotive microcontrollers, connected security products and Custom Processing Products (Automotive ADAS).
•RF Optical Communications (“RFOC”), comprised of Space, Ranging & Connectivity products, Digital Audio & Signaling Solutions and Optical & RF COT.
Our first quarter 2026 net revenues amounted to $3,095 million, decreasing sequentially 7.0% and 8.2% excluding NXP’s MEMS sensor business contribution, 50 basis points better than the mid-point of ST’s guidance, driven mainly by higher revenues in our engaged customer programs in Personal electronics and CECP.
On a sequential basis, Analog products, MEMS and Sensors (“AM&S”) segment revenues decreased 9.1%, Power and discrete products (“P&D”) segment revenues decreased 5.4%, Embedded Processing (“EMP”) segment revenues decreased 4.0% and RF Optical Communications (“RFOC”) segment revenues decreased 9.0%.
On a year-over-year basis, first quarter net revenues increased 23.0%, with AM&S, EMP and RFOC revenues increasing by 23.2%, 31.3% and 33.9% respectively, while P&D revenues decreased by 1.8%. Excluding the contribution of our acquisition of NXP’s MEMS sensor business, revenues increased 21.4%.

Our effective average exchange rate for the first quarter of 2026 was $1.16 for €1.00, compared to $1.14 in the fourth quarter of 2025 and $1.06 in the first quarter of 2025. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates”.
Our first quarter of 2026 gross profit was $1,045 million and gross margin was 33.8% decreasing sequentially from 35.2%. Gross profit included $11 million Purchase Price Allocation (PPA) effects from the acquisition of MEMS sensor business. Non-U.S. GAAP gross margin, excluding this item, was 34.1%. Excluding the impact from MEMS sensor business acquisition and related PPA effects, gross margin stood at 33.9%, 20 basis points better than the mid-point of ST’s guidance.
On a sequential basis, non-U.S. GAAP gross margin decreased by 110 basis points, mainly due to sales price, a less favorable product mix and negative currency effects, partially offset by higher manufacturing efficiencies and lower unused capacity charges. On a year-over-year basis, non-U.S. GAAP gross margin increased 70 basis points, mainly due to lower unused capacity charges and better product mix partially offset by negative currency effects.
Our aggregated selling, general & administrative (“SG&A”) and research & development (“R&D”) expenses amounted to $949 million, compared to $965 million and $879 million in the prior and year-ago quarters, respectively. Operating expenses included $16 million of PPA effects, of which $14 million recorded as S,G&A expenses and $2 million recorded as R&D expenses. On a sequential basis, operating expenses decreased by $16 million, mainly due to calendar impact, net of vacation and lower discretionary spending, partially offset by the impact of the PPA effects from MEMS sensor business acquisition, higher labor incentives and currency effects. On a year-over-year basis, operating expenses increased by $70 million, mainly due to currency effects, higher cost of labor and impact of MEMS sensor business acquisition, partially offset by lower discretionary spending.
Other income and expenses, net, amounted to $45 million income, decreasing by $14 million and by $4 million on a sequential and a year-over-year basis, respectively. The sequential decrease is mainly due to lower public funding and higher patent and other related claim costs. The year-over-year decrease is primarily due to higher patent and other related claim costs.
Starting 2025, we engaged in a company-wide program aimed to reshape our manufacturing footprint by accelerating the wafer fab capacity to 300mm silicon (Agrate, Italy and Crolles, France) and 200mm silicon carbide (Italy and Singapore) and resizing our global cost base. This program is expected to result in strengthening our capability to grow revenues with an improved operating efficiency.
Impairment, restructuring charges and other related phase-out costs, totaled $71 million in first quarter of 2026, including $54 million of restructuring charges, of which $38 million for labor-related costs and $16 million for non-labor related costs. We also recorded $17 million of phase-out costs. In the first quarter of 2025, restructuring charges totaled $8 million.
In the first quarter of 2026, our operating income decreased to $70 million, equivalent to 2.3% of net revenues, compared to an operating income of $125 million (3.8% of net revenues) in the prior quarter, and increased from an operating income of $3 million (0.1% of net revenues) in the year-ago quarter.
Operating income included $71 million impairment, restructuring charges and other related phase-out costs for the quarter, mainly reflecting charges related to the execution of the previously announced company-wide program to reshape our manufacturing footprint and resize our global cost base and $30 million Purchase Price Allocation (PPA) effects from the acquisition of MEMS sensor business. Excluding these items, non-U.S. GAAP operating income amounted to $171 million compared to $266 million and $11 million in the prior and year-ago quarters, respectively. On a sequential basis, non-U.S. GAAP operating income decreased by $95 million mainly due to decreased gross profit and negative currency effects, partially offset by lower operating expenses. On a year-over-year basis, non-U.S. GAAP operating income increased by $160 million, primarily due to higher gross margin profitability, partially offset by negative currency effects.
In the first quarter of 2026, our net cash from operating activities amounted to $534 million. Our net cash used in investing activities was at $1,874 million, including $895 million cash-out for the payment of MEMS sensor business acquisition compared to net cash from investing activities of $271 million and net cash used in investing activities of $796 million during prior and year-ago quarters, respectively. Net Capex (non-U.S. GAAP measure) amounted to $362 million in the first quarter of 2026, and $395 million and $530 million in the prior and year-ago quarters, respectively.
Our free cash flow, a non-U.S. GAAP measure, amounted to negative $723 million in the first quarter of 2026 compared to a positive $257 million and $30 million in the prior and year-ago quarters, respectively. Refer to “Liquidity and Capital Resources” for the reconciliation of the free cash flow, a non-U.S. GAAP measure, to our consolidated Statements of Cash Flows.

Looking at the second quarter, we expect a revenue increase of approximately 11.6% sequentially, plus or minus 350 basis points. U.S. GAAP gross margin is expected to be approximately 34.8%, plus or minus 200 basis points. Non-U.S. GAAP gross margin is expected to be approximately 35.2%, plus or minus 200 basis points.
This business outlook does not include any impact for potential further changes to global trade tariffs compared to the current situation.
This outlook is based on an assumed effective currency exchange rate of approximately $1.15 = €1.00 for the second quarter of 2026 and includes the impact of existing hedging contracts. The second quarter will close on June 27, 2026.
These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and Item 3. “Key Information — Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.
Other Developments
On March 26, 2026, we published our statutory annual accounts for the year ended December 31, 2025, prepared in accordance with International Financial Reporting Standards (IFRS). This integrated report (the “Dutch Annual Report”) includes our 2025 sustainability statement, prepared in accordance with the European Sustainability Reporting Standards (ESRS). The Dutch Annual Report was filed with the Netherlands Authority for the Financial Markets (AFM).
On March 26, 2026, we announced the resolutions to be submitted for adoption at the Company’s Annual General Meeting of Shareholders (AGM), which will be held in Amsterdam, the Netherlands, on May 27, 2026. The resolutions, proposed by the Supervisory Board, are:
•The adoption of the Company's Dutch Annual Report;
•The distribution of a cash dividend of US$ 0.36 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of US$ 0.09 in each of the second, third and fourth quarters of 2026 and first quarter of 2027 to shareholders of record in the month of each quarterly payment;
•The reappointment of Mr. Frédéric Sanchez, as member of the Supervisory Board, for a three-year term expiring at the end of the 2029 AGM;
•The approval of the stock-based portion of the compensation of the President and CEO;
•The approval of the stock-based portion of the compensation of the President and CFO;
•The authorization to the Managing Board, until the conclusion of the 2027 AGM, to repurchase shares, subject to the approval of the Supervisory Board;
•The delegation to the Supervisory Board of the authority to issue new common shares, to grant rights to subscribe for such shares, and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares, until the end of the 2027 AGM;
•The discharge of the members of the Managing Board; and
•The discharge of the members of the Supervisory Board.
On February 26, 2026, we published our U.S. Annual Report on Form 20-F for the year ended December 31, 2025, based on U.S. GAAP, including audited financial statements, and filed it with the United States Securities and Exchange Commission (SEC).

Results of Operations
Segment Information
We design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.
Our reportable segments are as follows:
•Analog products, MEMS and Sensors (“AM&S”), comprised of analog products, MEMS sensors and actuators, and optical sensing solutions.
•Power and discrete products (“P&D”), comprised of discrete and power transistor products.
•Embedded Processing (“EMP”), comprised of general-purpose and automotive microcontrollers, connected security products and Custom Processing Products (Automotive ADAS).
•RF Optical Communications (“RFOC”), comprised of Space, Ranging & Connectivity products, Digital Audio & Signaling Solutions and Optical & RF COT.
Net revenues of “Others” include revenues from sales assembly services and other revenues. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, SG&A expenses and a part of R&D expenses. In compliance with our internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those comprise unused capacity charges, including incidents leading to power outage, certain unallocated impairment, restructuring charges and other related phase-out costs, management reorganization costs, start-up costs, and other unallocated income (expenses) such as: strategic or special R&D programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments, operating earnings of other products, as well as the effects of purchase price allocation in case of business acquisitions.
Wafer costs are allocated to the reportable segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to reportable segments based on market price.

First Quarter 2026 vs. Fourth Quarter 2025 and First Quarter 2025
The following table sets forth certain financial data from our Unaudited Interim Consolidated Statements of Income:

	Three Months ended
	March 28, 2026		December 31, 2025		March 29, 2025
In million of U.S. dollars except per share amounts	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Net sales	$3,089	99.8%	$3,313	99.5%	$2,513	99.8%
Other revenues	6	0.2	16	0.5	4	0.2
Net revenues	3,095	100.0	3,329	100.0	2,517	100.0
Cost of sales	(2,050)	(66.2)	(2,157)	(64.8)	(1,676)	(66.6)
Gross profit	1,045	33.8	1,172	35.2	841	33.4
Selling, general and administrative expenses	(429)	(13.9)	(427)	(12.8)	(390)	(15.5)
Research and development expenses	(520)	(16.8)	(538)	(16.2)	(489)	(19.4)
Other income and expenses, net	45	1.5	59	1.8	49	1.9
Impairment, restructuring charges and other related phase-out costs	(71)	(2.3)	(141)	(4.2)	(8)	(0.3)
Operating income	70	2.3	125	3.8	3	0.1
Interest income, net	26	0.8	37	1.1	48	1.9
Other components of pension benefit costs	(4)	(0.1)	(6)	(0.2)	(4)	(0.2)
Gain (loss) on financial instruments, net	(39)	(1.3)	(9)	(0.3)	25	1.0
Income before income taxes and noncontrolling interest	53	1.7	147	4.4	72	2.9
Income tax expense	(10)	(0.3)	(171)	(5.1)	(13)	(0.5)
Net income (loss)	43	1.4	(24)	(0.7)	59	2.3
Net income attributable to noncontrolling interest	(6)	—	(6)	—	(3)	—
Net income (loss) attributable to parent company	$37	1.2%	$(30)	(0.9)%	$56	2.2%
Basic earnings per share (EPS)	$0.04	—	$(0.03)	—	$0.06	—
Diluted earnings per share (EPS)	$0.04	—	$(0.03)	—	$0.06	—
Non-U.S. GAAP(1)
Gross Profit (Non-U.S. GAAP)	1,056	34.1	1,172	35.2	841	33.4
Operating Income (Non-U.S. GAAP)	171	5.5	266	8.0	11	0.4
Net Income (Non-U.S. GAAP)	122	3.9	100	3.0	63	2.5
Diluted Earnings Per Share (Non-U.S. GAAP)	$0.13	—	$0.11	—	$0.07	—
________________________
(1)Non-U.S. GAAP. For reconciliation to U.S. GAAP and information explaining why we believe these measures are important, see “Business Overview” section.

Net revenues

	Three Months Ended			% Variation
	March 28, 2026	December 31, 2025	March 29, 2025	Sequential	Year Over Year
	(In millions)
Net sales	$3,089	$3,313	$2,513	(6.8)%	23.0%
Other revenues	6	16	4	(63.1)	28.9
Net revenues	$3,095	$3,329	$2,517	(7.0)%	23.0%
Our first quarter 2026 net revenues amounted to $3,095 million, decreasing sequentially 7.0% mainly due to lower volumes of approximately 6% and lower average selling prices of approximately 1%. Excluding NXP’s MEMS sensor business contribution, net revenues decreased by 8.2%, 50 basis points better than the mid-point of ST’s guidance, driven mainly by higher revenues in our engaged customer programs in Personal electronics and CECP.
On a year-over-year basis, net revenues increased 23.0%, mainly as a result of higher volumes of approximately 17% and higher average selling prices of approximately 6%, due to product mix. Excluding the contribution of our acquisition of NXP’s MEMS sensor business, revenues increased 21.4%.
Net revenues by reportable segment

	Three Months Ended			% Variation
	March 28, 2026	December 31, 2025	March 29, 2025	Sequential	Year Over Year
	(In millions)
AM&S segment	$1,318	$1,449	$1,069	(9.1)%	23.2%
P&D segment	389	412	397	(5.4)	(1.8)
Analog, Power & Discrete, MEMS and Sensors Group (APMS)	1,707	1,861	1,466	(8.3)	16.4
EMP segment	975	1,015	742	(4.0)	31.3
RFOC segment	409	449	306	(9.0)	33.9
Microcontrollers, Digital ICs and RF products Group (MDRF)	1,384	1,464	1,048	(5.5)	32.1
Others	4	4	3	2.4	28.0
Total consolidated net revenues	$3,095	$3,329	$2,517	(7.0)%	23.0%
On a sequential basis, AM&S revenues decreased 9.1%, driven by lower average selling prices of approximately 6% due to product mix, and lower volumes of approximately 3%. P&D revenues decreased 5.4%, due to lower volumes of approximately 6%, partially offset by higher prices of approximately 1%. EMP revenues decreased 4.0% mainly due to lower volumes of approximately 13%, partially offset by higher prices of approximately 9%. RFOC revenues decreased by 9.0%, driven by lower average selling prices of approximately 13%, partially offset by higher volumes of approximately 4%.
On a year-over-year basis, AM&S revenues increased 23.2%, driven by higher volumes of approximately 12% and higher average selling prices of approximately 11% mainly due to product mix. P&D revenues decreased 1.8% compared to the year-ago quarter, driven by lower average selling prices of approximately 18% due to product mix and selling price decrease, partially offset by higher volumes of approximately 16%. EMP revenues increased 31.3%, driven by higher average selling prices of approximately 19% due to product mix, and higher volumes of approximately 12%. RFOC revenues increased by 33.9% driven by higher volumes of approximately 44%, partially offset by lower average selling prices of 10%.

Net Revenues by Market Channel (1)

	Three Months ended
	March 28, 2026	December 31, 2025	March 29, 2025
Original Equipment Manufacturers (“OEM”)	72%	73%	71%
Distribution	28%	27%	29%
Total consolidated net revenues	100%	100%	100%
(1)    OEM are the end-customers to which we provide direct marketing application engineering support, while Distribution refers to the distributors and representatives that we engage to distribute our products around the world.
By market channel, our first quarter net revenues in distribution amounted to 28% of our total consolidated net revenues, increasing from 27% and decreasing from 29% in the prior and year-ago quarter, respectively.
Net Revenues by Location of Shipment (1)

	Three Months Ended			% Variation
	March 28, 2026	December 31, 2025	March 29, 2025	Sequential	Year Over Year
	(In millions)
Europe, Middle East, Africa (“EMEA”)	$732	$665	$563	10.2%	30.1%
Americas	467	545	420	(14.4)	11.2
Asia Pacific	1,896	2,119	1,534	(10.5)	23.6
Total consolidated net revenues	$3,095	$3,329	$2,517	(7.0)%	23.0%
(1)Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S. based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipments from one location to another, as requested by our customers.
On a sequential basis, EMEA revenues increased by 10.2% due to higher sales mainly in General-Purpose & Automotive Microcontrollers. Americas revenues decreased 14.4% due to lower sales mainly in RF Optical Communications and Power & Discrete. Asia Pacific revenues decreased 10.5% due to lower revenues in Imaging, Analog and General-Purpose & Automotive Microcontrollers.
On a year-over-year basis, EMEA revenues increased 30.1%, mainly driven by higher sales in General-Purpose & Automotive Microcontrollers and Custom Processing. Americas revenues increased 11.2%, mainly due to higher sales in RF Optical Communications. Asia Pacific revenues increased 23.6%, mainly due to higher sales in Imaging, General-Purpose & Automotive Microcontrollers and RF Optical Communications.
Gross profit

	Three Months Ended			Variation
	March 28, 2026	December 31, 2025	March 29, 2025	Sequential	Year Over Year
	(In millions)
Gross profit	$1,045	$1,172	$841	(10.9)%	24.3%
Gross margin (as percentage of net revenues)	33.8%	35.2%	33.4%	-140 bps	40 bps
Non-U.S. GAAP Gross profit (1)	$1,056	$1,172	$841	(10.0)%	25.5%
Non-U.S. GAAP Gross margin (as percentage of net revenues) (1)	34.1%	35.2%	33.4%	-110 bps	70 bps
(1)Non-U.S. GAAP. For reconciliation to U.S. GAAP and information explaining why we believe these measures are important, see “Business Overview” section.
In the first quarter of 2026, gross margin was 33.8%. Gross profit included $11 million Purchase Price Allocation (PPA) effects from the acquisition of MEMS sensor business. Non-U.S. GAAP gross margin, excluding this item, was 34.1%. Excluding the impact from MEMS sensor business acquisition and related PPA effects, gross margin stood at 33.9%, 20 basis points better than the mid-point of ST’s guidance.

On a sequential basis, non-U.S. GAAP gross margin decreased by 110 basis points, mainly due to sales price, a less favorable product mix and negative currency effects, partially offset by higher manufacturing efficiencies and lower unused capacity charges. On a year-over-year basis, non-U.S. GAAP gross margin increased 70 basis points, mainly due to lower unused capacity charges and better product mix partially offset by negative currency effects.
Operating expenses

	Three Months Ended			Variation
	March 28, 2026	December 31, 2025	March 29, 2025	Sequential	Year Over Year
	(In millions)
Selling, general and administrative expenses	$429	$427	$390	0.5%	10.1%
Research and development expenses	520	538	489	(3.5)	6.2
Total operating expenses	$949	$965	$879	(1.7)%	7.9%
As percentage of net revenues	30.7%	29.0%	34.9%	170 bps	-420 bps
On a sequential basis, operating expenses decreased by $16 million, mainly due to calendar impact, net of vacation and lower discretionary spending, partially offset by the impact of the PPA effects from MEMS sensor business acquisition, higher labor incentives and currency effects. On a year-over-year basis, operating expenses increased by $70 million, mainly due to currency effects, higher cost of labor and impact of MEMS sensor business acquisition, partially offset by lower discretionary spending.
As a percentage of net revenues, our operating expenses amounted to 30.7% in the first quarter of 2026, decreasing compared to 29.0% and increasing from 34.9% in the prior and year-ago quarters, respectively.
R&D expenses were net of research tax credits, which amounted to $32 million in the first quarter of 2026, compared to $32 million and $31 million, in the prior and year-ago quarters, respectively.
Other income and expenses, net

	Three Months Ended
	March 28, 2026	December 31, 2025	March 29, 2025
	(In millions)
Public funding	$55	$63	$45
Exchange gains (losses), net	4	5	7
Start-up costs	—	—	(4)
Patent and other related claim costs	(12)	(3)	(1)
Gain on sale of non-current assets	3	1	1
Cancellation and postponement fees	—	(4)	—
Other, net	(5)	(3)	1
Other income and expenses, net	$45	$59	$49
As percentage of net revenues	1.5%	1.8%	1.9%
Other income and expenses, net, amounted to $45 million income, decreasing by $14 million and by $4 million on a sequential and a year-over-year basis, respectively. The sequential decrease is mainly due to lower public funding and higher patent and other related claim costs. The year-over-year decrease is primarily due to higher patent and other related claim costs.

Impairment, restructuring charges and other related phase-out costs

	Three Months Ended
	March 28, 2026	December 31, 2025	March 29, 2025
	(In millions)
Impairment, restructuring charges and other related phase-out costs	$(71)	$(141)	$(8)
As percentage of net revenues	2.3%	4.2%	0.3%
Impairment, restructuring charges and other related phase-out costs, totaled $71 million in the first quarter of 2026, including $54 million of restructuring charges, of which $38 million for labor-related costs and $16 million for non-labor related costs. We also recorded $17 million of phase-out costs. In the first quarter of 2025, restructuring charges totaled $8 million.
Operating income

	Three Months Ended
	March 28, 2026	December 31, 2025	March 29, 2025
	(In millions)
Operating income, as reported	$70	$125	$3
As percentage of net revenues	2.3%	3.8%	0.1%
Non-U.S. GAAP Operating income (1)	$171	$266	$11
As percentage of net revenues (1)	5.5%	8.0%	0.4%
(1)Non-U.S. GAAP. For reconciliation to U.S. GAAP and information explaining why we believe these measures are important, see “Business Overview” section.
In the first quarter of 2026, operating income increased to $70 million, compared to $125 million and $3 million in the prior and year-ago quarters, respectively. Operating income included $71 million impairment, restructuring charges and other related phase-out costs for the quarter, mainly reflecting charges related to the execution of the previously announced company-wide program to reshape our manufacturing footprint and resize our global cost base and $30 million Purchase Price Allocation (PPA) effects from the acquisition of MEMS sensor business. Excluding these items, non-U.S. GAAP operating income amounted to $171 million compared to $266 million and $11 million in the prior and year-ago quarters, respectively. On a sequential basis, non-U.S. GAAP operating income decreased by $95 million mainly due to decreased gross profit and negative currency effects, partially offset by lower operating expenses. On a year-over-year basis, non-U.S. GAAP operating income increased by $160 million, primarily due to higher gross margin profitability, partially offset by negative currency effects.

Operating income (loss) by reportable segment

	Three Months Ended
	March 28, 2026		December 31, 2025		March 29, 2025
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
AM&S segment	$161	12.2%	$235	16.2%	$82	7.7%
P&D segment	(84)	(21.5)	(124)	(30.2)	(28)	(6.9)
Analog, Power & Discrete, MEMS and Sensors Group (APMS)	77	4.5	111	5.9	54	3.7
EMP segment	164	16.9	195	19.2	66	8.9
RFOC segment	61	14.9	105	23.4	43	13.9
Microcontrollers, Digital ICs and RF products Group (MDRF)	225	16.3	300	20.5	109	10.4
Total operating income of operating segments	302	9.8	411	12.3	163	6.5
Others(1)	(232)	—	(286)	—	(160)	—
Total consolidated operating income	$70	2.3%	$125	3.8%	$3	0.1%
(1)Operating income (loss) of “Others” includes items such as unused capacity charges, incidents leading to power outage, impairment, restructuring charges and other related phase-out costs, management reorganization costs, start-up costs, and other unallocated income (expenses) such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments (e.g. urgent freight costs, changes in fair value measurement on contingent consideration liabilities), operating earnings of other products, as well as the effects of purchase price allocation in case of business acquisitions.
For the first quarter of 2026, AM&S operating income was $161 million, decreasing by $74 million on a sequential basis mainly driven by lower profitability in Imaging and Analog. P&D operating loss was $84 million, compared to an operating loss of $124 million in the prior quarter. EMP operating income decreased by $31 million sequentially, mainly due to Connected Security and General-Purpose & Automotive Microcontrollers lower profitability. RFOC operating income decreased by $44 million.
AM&S operating income increased by $79 million year-over-year, with all subgroups increasing. P&D operating result decreased by $56 million to an operating loss of $84 million. EMP operating income increased by $98 million, primarily due to increased profitability in General-Purpose & Automotive Microcontrollers and Custom Processing. RF Optical Communications operating income increased by $18 million.
Reconciliation to consolidated operating income

	Three Months Ended
	March 28, 2026	December 31, 2025	March 29, 2025
	(In millions)
Total operating income of reportable segments	$302	$411	$163
Impairment, restructuring charges and other related phase-out costs	(71)	(141)	(8)
Start-up costs	—	—	(4)
Unused capacity charges	(69)	(88)	(123)
PPA effects of MEMS sensor business acquisition	(30)	—	—
Other unallocated manufacturing results	(38)	(52)	(29)
Gain on sale of non-current assets	—	1	—
Strategic and R&D programs and other non-allocated provisions(1)	(24)	(6)	4
Total operating income (loss) of Others	(232)	(286)	(160)
Total consolidated operating income	$70	$125	$3
(1)Includes unallocated income and expenses such as certain corporate-level operating expenses and other income (costs) that are not allocated to the reportable segments.

Interest income, net

	Three Months Ended
	March 28, 2026	December 31, 2025	March 29, 2025
	(In millions)
Interest income, net	$26	$37	$48
As percentage of net revenues	0.8%	1.1%	1.9%
In the first quarter of 2026, we recorded a net interest income of $26 million, compared to a net interest income of $37 million in the prior quarter and a net interest income of $48 million in the year-ago quarter. Net interest income was composed of $39 million of interest income, partially offset by interest expense on borrowings and banking fees of $13 million. The sequential and the year-over-year decrease in net interest income was mainly due to lower U.S dollar interest yields and the decrease in liquidity.
Gain (loss) on financial instruments, net

	Three Months Ended
	March 28, 2026	December 31, 2025	March 29, 2025
	(In millions)
Gain (loss) on financial instruments, net	$(39)	$(9)	$25
As percentage of net revenues	(1.3)%	(0.3)%	1.0%
During the first quarter of 2026, we recognized a $39 million unrealized loss on financial instruments. This loss is due to the decrease in fair value of our equity stake in InnoScience (Suzhou) Technology Holding Co., Ltd., which is measured at fair value through earnings. Total unrealized gain since inception amounted to $36 million as of March 28, 2026.
Income tax expense

	Three Months Ended
	March 28, 2026	December 31, 2025	March 29, 2025
	(In millions)
Income tax expense	$(10)	$(171)	$(13)
As percentage of net revenues	(0.3)%	(5.1)%	(0.5)%
During the first quarter of 2026, we registered an income tax expense of $10 million, reflecting a 18.8% estimated annual effective tax rate before discrete items at consolidated level, applied to the first quarter of 2026 consolidated income before income tax. The estimated annual effective tax rate for the year 2026 includes the estimated impact of Pillar Two taxes of 0.4% applied for the year. The variation in the profit mix mainly explains the decrease compared to the 19.3% actual annual effective tax rate for 2025 before $143 million of income tax expenses resulting from discrete items, which included a non-cash income tax expense of $80 million from an increase in valuation allowance in one of our tax jurisdiction and a non-cash income tax expense of $66 million related to uncertain tax positions.

Net income (loss) attributable to parent company

	Three Months Ended
	March 28, 2026	December 31, 2025	March 29, 2025
	(In millions)
Net income (loss) attributable to parent company, as reported	$37	$(30)	$56
As percentage of net revenues	1.2%	(0.9)%	2.2%
Non-U.S. GAAP Net income attributable to parent company(1)	$122	$100	$63
As percentage of net revenues(1)	3.9%	3.0%	2.5%
________________________
(1)Non-U.S. GAAP. For reconciliation to U.S. GAAP and information explaining why we believe these measures are important, see “Business Overview” section.
For the first quarter of 2026, we reported a net income of $37 million, representing diluted earnings per share of $0.04, compared to $-0.03 in the prior quarter and $0.06 in the prior-year quarter.
In the first quarter of 2026, non-U.S. GAAP Net income stood at $122 million and non-U.S. GAAP diluted Earnings Per Share stood at $0.13.
Legal Proceedings
For a discussion of legal proceedings, see Note 29 Contingencies, Claims and Legal Proceedings to our Consolidated Financial Statements.
Impact of Changes in Exchange Rates
Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.
As a market practice, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars. However, revenues for some of our products are quoted in currencies other than the U.S. dollar, such as Euro-denominated sales, and consequently are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase our level of revenues when translated into U.S. dollars or the depreciation of the Euro compared to the U.S. dollar could decrease our level of revenues when reported in U.S. dollars. Over time, and depending on market conditions, industry prices could align to the equivalent amount in U.S. dollars except that, there is a lag between the changes in currency rate and the adjustment in the price paid in local currency which is proportional to the amplitude of the currency swing, and such adjustment could be only partial and/or delayed, depending on market demand. Furthermore, certain significant costs incurred by us, such as manufacturing costs, SG&A expenses and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Eurozone and other non-U.S. dollar currency areas, our costs tend to increase when translated into U.S. dollars when the U.S. dollar weakens, or to decrease when the U.S. dollar strengthens.
Our principal strategy to reduce the risks associated with exchange rate fluctuations is to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we hedge certain line items on our consolidated statements of income, in particular with respect to a portion of cost of sales, most of our R&D expenses and certain SG&A expenses, located in the Eurozone, which we designate as cash flow hedge transactions. We use two different types of hedging instruments: forward contracts and currency options (including collars).
Our Unaudited Interim Consolidated Statements of Income for the three months ended March 28, 2026 include income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts settled during the period. Our effective average exchange rate for the first quarter of 2026 was $1.16 for €1.00, compared to $1.14 in the fourth quarter of 2025 and $1.06 in the first quarter of 2025. These effective exchange rates reflect the actual exchange rates combined with the effect of cash flow hedge transactions impacting earnings in the period.

The time horizon of our cash flow hedging for manufacturing costs and operating expenses may run up to 24 months, for a limited percentage of our exposure to the Euro, depending on currency market conditions. As of March 28, 2026, the outstanding hedged amounts were €1,257 million to cover manufacturing costs and €758 million to cover operating expenses, at an average exchange rate of approximately $1.18 for €1.00 (considering the collars at upper strike), maturing from April 1, 2026 to March 3, 2027. As of March 28, 2026, measured in respect to the exchange rate at period closing of about $1.15 to €1.00, these outstanding hedging contracts and certain settled contracts covering manufacturing expenses capitalized in inventory resulted in a deferred unrealized gain of approximately $15 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statement of Equity, compared to a deferred unrealized gain of approximately $80 million before tax as of December 31, 2025.
Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a declining portion of our exposure in the next four quarters. In the first quarter of 2026, as a result of our cash flow hedging, we recycled to earnings a gain of $30 million, of which approximately $21 million impacted cost of sales, $7 million impacted R&D and $2 million impacted SG&A expenses, while in the comparable quarter of 2025, we recorded a loss of $34 million.
In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into foreign exchange forward contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we do not designate for hedge accounting. We may in the future purchase or sell similar types of instruments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F. Furthermore, we may not predict on a timely basis the amount of future transactions in the volatile industry environment. No assurance may be given that our hedging activities will sufficiently protect us against fluctuations in the value of the U.S. dollar. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of our consolidated foreign exchange exposure in payables and receivables at our affiliates resulted in a net gain of $4 million recorded in “Other income and expenses, net” in our consolidated statement of income for the first quarter of 2026, compared to a net gain of $7 million in the first quarter of 2025.
The assets and liabilities of subsidiaries whose functional currency is different from the U.S. dollar reporting currency are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact, as well as the income statement and cash flow impact, of these currency translations have been, and may be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency. Adjustments resulting from the currency translation are recorded directly in equity and are reported as “Accumulated other comprehensive income (loss)” in the consolidated statements of equity. As of March 28, 2026, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.
For a more detailed discussion, see Item 3. “Key Information — Risks Related to Our Operations” in our Form 20-F, which may be updated from time to time in our public filings.
Impact of Changes in Interest Rates
Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our earnings and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents, short-term deposits and marketable securities, as well as the total interest expense paid on our financial debt.
Our interest income, net, as reported in our Unaudited Interim Consolidated Statements of Income, is the balance between interest income received from our cash and cash equivalents, short-term deposits and marketable securities, and interest expense recorded on our financial liabilities, including bank fees (including fees on committed credit lines or on the sale without recourse of receivables, if any). Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean a proportional increase or decrease in our interest income. Our interest expenses are also dependent upon fluctuations in interest rates, since our financial liabilities include European Investment Bank (“EIB”) and Cassa Depositi e Prestiti SpA (“CDP SpA”) Floating Rate Loans at Euribor plus variable spreads. See Note 24 Financial Debt to our Consolidated Financial Statements.

As of March 28, 2026, our total financial resources, including cash and cash equivalents, short-term deposits and marketable securities generated an average annual interest rate of 3.50% while the average annual interest rate on our outstanding debt was 2.05%.
Impact of Changes in Equity Prices
In 2024, we participated to the initial public offering of InnoScience (Suzhou) which became public on the main segment of Hong Kong Stock Exchange. We acquired a 1.4% equity stake for a total amount of $51 million. As of December 31, 2025, the carrying amount of this financial asset was $87 million. As a publicly traded equity instrument, the InnoScience investment is measured at fair value through earnings. See Note 21 and Note 22 to our Consolidated Financial Statements.

Liquidity and Capital Resources
Treasury activities are regulated by our policies, which define procedures, objectives and controls. Our policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated at least as single A long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investors Service (“Moody’s”) and A- from Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”). Marginal amounts are held in other currencies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which may be updated from time to time in our public filings.
Cash flow
We maintain an adequate cash position and a low debt-to-equity ratio, to provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.
During the first three months of 2026, our cash and cash equivalents decreased by $948 million. The components of the net cash variation for the first three months of 2026 and the comparative 2025 period are set forth below:

	Three Months ended
	March 28, 2026	March 29, 2025
	(In millions)
Net cash from operating activities	$534	$574
Net cash used in investing activities	(1,874)	(796)
Net cash from (used in) financing activities	398	(282)
Effect of changes in exchange rates	(6)	3
Net cash decrease	$(948)	$(501)
Net cash from operating activities. Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities for the first three months of 2026 was $534 million, decreasing compared to $574 million in the prior-year period. The decrease was mainly due to changes in net working capital, including a $45 million outflow related to restructuring, while the prior-year period benefited from a $147 million inflow from net working capital.
Net cash used in investing activities. Investing activities used $1,874 million in the first three months of 2026, decreasing compared to $796 million used in the prior-year period, mainly due to the $895 million cash outflows for the acquisition of the MEMS sensor business, higher net investments in short-term deposits, partially offset by lower net capex paid and higher proceeds from matured marketable securities.
Net cash from (used in) financing activities. Net cash from financing activities was $398 million for the first three months of 2026, compared to net cash used in financing activities of $282 million in the first three months of 2025, and consisting mainly of $590 million proceeds from long-term debt, $117 million repayment of financial debt and $71 million of dividends paid to stockholders.
Net Capex and Free Cash Flow (non-U.S. GAAP measures)
We present Net Capex as a non-U.S. GAAP measure, to take into consideration the effect of advances from capital grants received on prior periods allocated to property, plant and equipment in the reporting period. Net Capex is reported as part of our Free Cash Flow (non-U.S. GAAP measure).
Net Capex, a non-U.S. GAAP measure, is defined as (i) Payment for purchase of tangible assets, as reported plus (ii) Proceeds from sale of tangible assets, as reported plus (iii) Proceeds from capital grants and other contributions, as reported plus (iv) Advances from capital grants allocated to property, plant and equipment in the reporting period.
We believe Net Capex provides useful information for investors and management because annual capital expenditures budget includes the effect of capital grants. Our definition of Net Capex may differ from definitions used by other companies.

	Three Months ended
	March 28, 2026	March 29, 2025
	(In millions)
Payment for purchase of tangible assets, as reported	$(549)	$(587)
Proceeds from sale of tangible assets, as reported	3	47
Proceeds from capital grants and other contributions, as reported	167	2
Advances from capital grants allocated to property, plant and equipment	17	8
Net Capex	$(362)	$(530)
We also present Free Cash Flow, which is a non-U.S. GAAP measure, defined as (i) net cash from operating activities plus (ii) net Capex plus (iii) payment for purchase (and proceeds from sale) of intangible and financial assets and (iv) net cash paid for business acquisitions, if any.
We believe Free Cash Flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations.
Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates while excluding the advances from capital grants received in prior periods allocated to property, plant and equipment in the reporting period. Our definition of Free Cash Flow may differ from definitions used by other companies.
Free Cash Flow is determined from our unaudited interim consolidated statements of cash flows as follows:

	Three Months ended
	March 28, 2026	March 29, 2025
	(In millions)
Net cash from operating activities	$534	$574
Net Capex (non-U.S. GAAP measure)	(362)	(530)
Payment for purchase of intangible assets, net of proceeds from sale	(17)	(14)
Proceeds from (payment for) financial assets	17	—
Payment for business acquisitions	(895)	—
Free Cash Flow (non-U.S. GAAP measure)(1)	$(723)	$30
Free Cash Flow was negative at $723 million in the first three months of 2026, after the cash-out of $895 million related to the acquisition of MEMS sensor business, compared to positive $30 million in the prior-year period.
Net Financial Position and Adjusted Net Financial Position (non-U.S. GAAP measures)
Our Net Financial Position represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, short-term deposits and marketable securities, and our total financial debt includes short-term debt and long-term debt, as reported in our consolidated balance sheets. Adjusted Net Financial Position represents net financial position less advances received from capital grants, to present the effect on total liquidity of advances received on capital grants for which capital expenditures have not been incurred yet. Net Financial Position and Adjusted Net Financial Position are not U.S. GAAP measures, but we believe they provide useful information for investors and management because they give evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, if any, short-term deposits and marketable securities and the total level of our financial debt. Our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited. Our Net Financial Position and Adjusted Net Financial Position for each period have been determined from our consolidated balance sheets as follows:

	As of
	March 28, 2026	December 31, 2025	March 29, 2025
	(In millions)
Cash and cash equivalents	$1,889	$2,837	$1,781
Short-term deposits	1,850	1,100	1,650
Marketable securities	832	985	2,528
Total liquidity	4,571	4,922	5,959
Short-term debt	(319)	(298)	(988)
Long-term debt	(2,250)	(1,835)	(1,889)
Total financial debt	(2,569)	(2,133)	(2,877)
Net Financial Position (non-U.S. GAAP measure)	$2,002	$2,789	$3,082
Advances from capital grants	(316)	(333)	(377)
Adjusted Net Financial Position (non-U.S. GAAP measure)	$1,686	$2,456	$2,705
Our Net Financial Position as of March 28, 2026, was $2,002 million, decreasing compared to $2,789 million and $3,082 million as of December 31, 2025 and March 29, 2025 respectively.
Cash and cash equivalents amounted to $1,889 million as of March 28, 2026.
Short-term deposits amounted to $1,850 million as of March 28, 2026 and consisted of available liquidity with maturity over three months and below one year.
Marketable securities amounted to $832 million and consisted of U.S. Treasury Bonds classified as available-for-sale financial assets.
Financial debt was $2,569 million as of March 28, 2026 and was composed of (i) $319 million of short-term debt and (ii) $2,250 million of long-term debt. The breakdown of our total financial debt included (i) $1,572 million in EIB loans, (ii) $149 million in CDP SpA loans, (iii) $749 million in our 2020 Senior Unsecured Convertible Bonds, (iv) $98 million in finance leases, and (v) $1 million in loans from other funding programs.
The EIB loans are comprised of three long-term amortizing credit facilities as part of R&D funding programs. The first one, signed in August 2017, is a €500 million loan, in relation to R&D and capital expenditures in the European Union, fully drawn in Euros, of which $173 million was outstanding as of March 28, 2026. The second one, signed in 2020, is a €500 million credit facility agreement with EIB to support R&D and capital expenditure programs in Italy and France. The amount was fully drawn in Euros representing $307 million outstanding as of March 28, 2026. In 2022, we signed a third long-term amortizing credit facility with EIB of €600 million, out of which, €300 million was withdrawn in Euros and $300 million in U.S dollars, representing $516 million outstanding as of March 28, 2026. In 2026, we entered into a fourth credit facility with the EIB for €1,000 million to strengthen Europe’s semiconductor industry and support innovation. Of this amount, €500 million was drawn in euros, representing an outstanding balance of $576 million as of March 28, 2026.
The CDP SpA loans are comprised of two long-term credit facilities. The first one, signed in 2021, is a €150 million loan, fully drawn in Euros, of which $43 million were outstanding as of March 28, 2026. The second one, signed in 2022, is a €200 million loan, fully drawn in Euros, of which $106 million were outstanding as of March 28, 2026.
On August 4, 2020, we issued a $1.5 billion offering of senior unsecured convertible bonds convertible into new or existing ordinary shares of the Company. Proceeds from the issuance of the bonds, net of $10 million transaction costs, amounted to $1,567 million. The 2020 Senior Unsecured Convertible Bonds were issued in two $750 million principal amount tranches, Tranche A with a maturity of 5 years (47.5% conversion premium, negative 1.12% yield to maturity, 0% coupon) and Tranche B with a maturity of 7 years (52.5% conversion premium, negative 0.63% yield to maturity, 0% coupon). Tranche A bonds were fully settled in cash in 2025, after the bonds reaching the maturity date with conversion options being out-of-the-money. The conversion price was $43.62 on Tranche A and is $45.10 on Tranche B. The Tranche B Bonds are convertible by the bondholders if certain conditions are satisfied, on a net-share settlement basis, except if we elect a full-cash or a full-share conversion as an alternative settlement. The outstanding balance of the bonds as of March 28, 2026, was reported at $749 million. The amount is related to Tranche B of the bonds and is classified as long-term debt in accordance with its contractual maturity.

Our long-term debt contains standard conditions but does not impose minimum financial ratios. We had unutilized committed medium-term credit facilities with core relationship banks totaling $1,210 million as of March 28, 2026.
As of March 28, 2026, debt payments at redemption value by period were as follows:

	Payments Due by Period
	Total	2026	2027	2028	2029	2030	Thereafter
	(In millions)
Long-term debt (including current portion)	$2,570	$169	$1,045	$305	$228	$184	$639
In the above table, Tranche B of 2020 Senior Unsecured Convertible Bonds is presented at its principal amount with original maturity date of 2027, in line with contractual terms.
Our current ratings with the two major rating agencies that report on us on a solicited basis, are as follows: S&P: “BBB+” with negative outlook; Moody’s: “Baa1” with stable outlook.
Financial Outlook: Capital Investment
Our policy is to modulate our capital spending according to the evolution of the semiconductor market. For 2026, we plan to invest between $2.0 to $2.2 billion in Net Capex (non-U.S. GAAP).
Our Net Capex (non-U.S. GAAP) will support capacity additions for selected growth drivers and our manufacturing reshaping plan.
In particular:
•In Catania, Italy, the new high-volume fully vertically integrated 200mm silicon carbide manufacturing facility for power devices and modules, as well as test and packaging;
•in Chongqing, China, the new 200mm silicon carbide device manufacturing joint venture with Sanan Optoelectronics;
•in Crolles, France, 300mm wafer fab evolution for digital and Cloud Optical Interconnect;
•in Agrate, Italy, the ramp-up of the 300mm wafer fab to support analog mixed signal and smart power HCMOS;
•Capital investments in back-end facilities, which in 2026 will be largely focused on: (i) capacity growth on certain package families, (ii) the next generation of Panel-Level Packaging (PLP) technology through a pilot line in Tours, France, and (iii) selected investments for the modernization and expansion assembly and test operations.
The remaining part of our Net Capex (non-U.S. GAAP) covers the overall maintenance and efficiency improvements of our manufacturing operations and infrastructure, R&D activities, laboratories as well as the execution of our carbon neutrality programs.
We will continue to invest to support revenues growth and new products introduction, taking into consideration factors such as trends in the semiconductor industry, capacity utilization and our goal to become carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements with cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments, share buy-backs as part of our current repurchase program and the repayment of our debt in line with maturity dates.
Contractual Obligations, Commercial Commitments and Contingencies
Our contractual obligations, commercial commitments and contingencies are mainly comprised of: long-term purchase commitments for material, equipment and software license, take-or-pay type of agreements to outsource wafers from foundries, and firm contractual commitments related to power purchase and minimum energy efficiency, as part of our actions to become carbon neutral by end of 2027 in all direct and indirect emissions on scope 1 and 2 and focusing on product transportation, business travel and employee commuting emissions for scope 3, commercial agreements with customers, long term debt obligations, pension obligations and other long-term liabilities.
Off-Balance Sheet Arrangements
We had no material off-balance sheet arrangements as of March 28, 2026.
Impact of Recently Issued U.S. Accounting Standards
See Note 5 Recent Accounting Pronouncements to our Consolidated Financial Statements.
Backlog and Customers
During the first quarter of 2026, our booking plus net frame orders was higher compared to the fourth quarter of 2025. We entered the second quarter of 2026 with a backlog higher than the level we had when entering in the first quarter of 2026. Backlog (including frame orders) is subject to possible cancellation, push back and lower ratio of frame orders being translated into firm orders and, thus, it is not necessarily indicative of the amount of billings or growth to be registered in subsequent periods.
There is no guarantee that any customer will continue to generate revenues for us at the same levels as in prior periods. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Disclosure Controls and Procedures
Evaluation
Our management, including the CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Disclosure Controls”) as of the end of the period covered by this report. Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), such as this periodic report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of Disclosure Controls includes an evaluation of certain components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis.
The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this periodic report. In the course of the controls evaluation, we reviewed identified data errors, errors in process flow or delay in communication, control problems and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6-K and Form 20-F. The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which reports directly to our Audit Committee. The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary. Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.
Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this periodic report, our Disclosure Controls were effective at the reasonable assurance level.
Changes in Internal Control over Financial Reporting
There were no changes to our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Limitations on Effectiveness of Controls
No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements. It can provide only reasonable assurance regarding financial statement preparation and presentation. Also, projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk that the relevant controls may become inadequate due to changes in circumstances or that the degree of compliance with the underlying policies or procedures may deteriorate.

Other Reviews
We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the SEC.
Cautionary Note Regarding Forward-Looking Statements
Some of the statements contained in this Form 6-K that are not historical facts, particularly in “Business Overview” and in “Liquidity and Capital Resources—Financial Outlook: Capital Investment”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:
•changes in global trade policies, including the continuation, adoption and expansion of tariffs and trade barriers and sanctions, that are affecting and could further affect the macro-economic environment and are adversely impacting and could further adversely impact the demand for our products;
•uncertain macro-economic and industry trends (such as inflation and fluctuations in supply chains), which are impacting and may further impact production capacity and end-market demand for our products;
•customer demand that differs from projections, which may require us to undertake transformation measures that may not be successful in realizing the expected benefits in full or at all;
•the ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, geopolitical and military conflicts, social unrest, labor actions, or terrorist activities;
•unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our research and development ("R&D") and manufacturing programs, which benefit from public funding;
•financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•the loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third-party manufacturing providers;
•availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations (including increasing costs resulting from inflation);
•the functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology;
•theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of data privacy legislation;
•the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;

•natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics or pandemics in locations where we, our customers or our suppliers operate;
•increased regulation and initiatives in our industry, including those concerning climate change and sustainability matters and our goal to become carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027;
•epidemics or pandemics, which may negatively impact the global economy in a significant manner for an extended period of time, and could also materially adversely affect our business and operating results;
•industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers;
•the ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third-party components and performance of subcontractors in line with our expectations; and
•individual customer use of certain products, which may differ from the anticipated uses of such products and result in differences in performance, including energy consumption, may lead to a failure to achieve our disclosed emission-reduction goals, adverse legal action or additional research costs.
Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.
Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information - Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2025 as filed with the Securities and Exchange Commission (“SEC”) on February 26, 2026. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in our Form 20-F as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.
Unfavorable changes in the above or other factors listed under “Item 3. Key Information - Risk Factors” from time to time in our SEC filings, could have a material adverse effect on our business and/ or financial condition.

STMICROELECTRONICS N.V.
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three Months ended
	(Unaudited)
In millions of U.S. dollars except per share amounts	March 28, 2026	March 29, 2025
Net sales	3,089	2,513
Other revenues	6	4
Net revenues	3,095	2,517
Cost of sales	(2,050)	(1,676)
Gross profit	1,045	841
Selling, general and administrative expenses	(429)	(390)
Research and development expenses	(520)	(489)
Other income and expenses, net	45	49
Impairment, restructuring charges and other related phase-out costs	(71)	(8)
Operating income	70	3
Interest income, net	26	48
Other components of pension benefit costs	(4)	(4)
Gain (loss) on financial instruments, net	(39)	25
Income before income taxes and noncontrolling interest	53	72
Income tax expense	(10)	(13)
Net income	43	59
Net income attributable to noncontrolling interest	(6)	(3)
Net income attributable to parent company stockholders	37	56

Earnings per share (Basic) attributable to parent company's stockholders	0.04	0.06
Earnings per share (Diluted) attributable to parent company's stockholders	0.04	0.06

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
	(Unaudited)
In million of U.S. dollars	March 28, 2026	March 29, 2025
Net income	43	59
Other comprehensive income (loss), net of tax

Derivative instruments:
Change in fair value of cash-flow hedges	(30)	70
Reclassification for net (gains)/losses realized and included in net income	(25)	29
Total change in unrealized gains/losses on cash-flow hedges	(55)	99

Available-for-sale debt securities:
Change in fair value of available-for-sale debt securities	(6)	8
Reclassification for net (gains)/losses realized and included in net income	—	—
Total change in unrealized gains/losses on available-for sale debt securities	(6)	8

Defined benefit plans:
Actuarial gains (losses) arising during the period	6	(1)
Amortization of actuarial (gains) losses included in net income	2	2
Total change in unrealized gains/losses on defined benefit plans	8	1

Change in foreign currency translation	(94)	151

Other comprehensive income (loss), net of tax	(147)	259
Total comprehensive income (loss)	(104)	318
Less: comprehensive income (loss) attributable to noncontrolling interest	6	3
Total comprehensive income (loss) attributable to parent company's stockholders	(110)	315

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

In millions of U.S. dollars, except per share amounts and number of shares	March 28, 2026	December 31, 2025
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	1,889	2,837
Short-term deposits	1,850	1,100
Marketable securities	832	985
Trade accounts receivable, net	1,820	1,745
Inventories	3,173	3,136
Other current assets	1,263	1,468
Total current assets	10,827	11,271
Goodwill	707	315
Other intangible assets, net	750	324
Property, plant and equipment, net	10,959	11,058
Non-current deferred tax assets	436	408
Long-term investments	113	152
Other non-current assets	1,338	1,272
Total assets	25,130	24,800

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short-term debt	319	298
Trade accounts payable	1,436	1,487
Other payables and accrued liabilities	1,438	1,440
Dividends payable to stockholders	18	89
Accrued income tax	57	37
Total current liabilities	3,268	3,351
Long-term debt	2,250	1,835
Post-employment benefit obligations	380	403
Long-term deferred tax liabilities	58	60
Other long-term liabilities	1,003	926
Total liabilities	6,959	6,575
Commitment and contingencies
Stockholders' equity:
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,281,920 shares issued, 888,794,130 shares outstanding as of March 28, 2026)	1,157	1,157
Additional paid-in capital	3,331	3,281
Retained earnings	13,118	13,082
Accumulated other comprehensive income	798	945
Treasury stock	(636)	(637)
Total parent company stockholders' equity	17,768	17,828
Noncontrolling interest	403	397
Total stockholders' equity	18,171	18,225
Total liabilities and stockholders' equity	25,130	24,800

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF EQUITY

In millions of U.S. dollars	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non controlling Interest	Total Equity
Balance as of December 31, 2024 (Audited)	1,157	3,088	(491)	13,459	236	230	17,679
Repurchase of common stock	—	—	(92)	—	—	—	(92)
Stock-based compensation expense	—	54	1	(1)	—	—	54
Comprehensive income:
Net income	—	—	—	56	—	3	59
Other comprehensive income (loss), net of tax	—	—	—	—	259	—	259
Comprehensive income (loss)	—	—	—	—	—	—	318
Balance as of March 29, 2025 (Unaudited)	1,157	3,142	(582)	13,514	495	233	17,959

In millions of U.S. dollars	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non controlling Interest	Total Equity
Balance as of December 31, 2025 (Audited)	1,157	3,281	(637)	13,082	945	397	18,225
Issuance of equity warrants	—	3	—	—	—	—	3
Stock-based compensation expense	—	47	1	(1)	—	—	47
Comprehensive income (loss):
Net income	—	—	—	37	—	6	43
Other comprehensive income (loss), net of tax	—	—	—	—	(147)	—	(147)
Comprehensive income (loss)	—	—	—	—	—	—	(104)
Balance as of March 28, 2026 (Unaudited)	1,157	3,331	(636)	13,118	798	403	18,171

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months ended
	(Unaudited)
In millions of U.S. dollars	March 28, 2026	March 29, 2025
Cash flows from operating activities:
Net income	43	59
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	454	428
Issuance of equity warrants	3	—
(Gain) loss on financial instruments, net	39	(25)
Non-cash stock-based compensation	47	54
Other non-cash items	(35)	(54)
Deferred income tax	(23)	(35)
Impairment losses, non-cash restructuring charges and other related phase-out costs	9	—
Changes in assets and liabilities:
Trade receivables, net	(77)	368
Inventories	(3)	(172)
Trade payables	(8)	16
Other assets and liabilities, net	85	(65)
Net cash from operating activities	534	574

Cash flows used in investing activities:
Payment for purchase of tangible assets	(549)	(587)
Proceeds from capital grants and other contributions	167	47
Proceeds from sale of tangible assets	3	2
Payment for purchase of marketable securities	—	(44)
Proceeds from matured marketable securities	150	—
Net proceeds from (investment in) short-term deposits	(750)	(200)
Payment for purchase of intangible assets	(17)	(14)
Proceeds from financial assets	17	—
Payment for business acquisitions, net of cash acquired	(895)	—
Net cash used in investing activities	(1,874)	(796)

Cash flows from (used in) financing activities:
Proceeds from long-term debt	590	—
Repayment of long-term debt	(117)	(107)
Repurchase of common stock	—	(92)
Dividends paid to stockholders	(71)	(72)
Other financing activities	(4)	(11)
Net cash from (used in) financing activities	398	(282)
Effect of changes in exchange rates	(6)	3
Net cash decrease	(948)	(501)
Cash and cash equivalents at beginning of the period	2,837	2,282
Cash and cash equivalents at end of the period	1,889	1,781

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
Notes to Interim Consolidated Financial Statements (Unaudited)
1.The Company
STMicroelectronics N.V. (the “Company”) is registered in the Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and its corporate headquarters located in Geneva, Switzerland.
The Company is a global semiconductor company that designs, develops, manufactures and markets a broad range of products, including discrete and general-purpose components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Company participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.
2.Fiscal Year
The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis.
The Company’s first quarter ended on March 28, 2026 the second quarter will end on June 27, 2026 the third quarter will end on September 26, 2026 and its fourth quarter will end on December 31, 2026.
3.Basis of Presentation
The accompanying unaudited interim consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2025. The interim financial information is unaudited and reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.
All balances and values in the current and prior periods are in millions of U.S. dollars, except share and per-share amounts.
The accompanying unaudited interim consolidated financial statements do not include certain footnotes and financial disclosures normally required on an annual basis under U.S. GAAP. Therefore, these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 26, 2026.
4.Use of Estimates
The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:
•sales allowances for discounts, price protection, product returns, rebates, and other forms of variable consideration such as non-cash amounts payable to customers,
•inventory obsolescence reserves and assessment of normal manufacturing capacity to determine costs capitalized in inventory,
•annual and trigger-based impairment review of goodwill and intangible assets, as well as the assessment of events which could trigger impairment testing on tangible assets, and the assessment of the Company’s long-lived assets economic useful lives,
•recognition and measurement of loss contingencies,
•valuation at fair value of assets acquired and liabilities assumed on business acquisitions, and measurement of any significant contingent consideration,

•assumptions used in measuring expected credit losses and impairment charges on financial assets,
•assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,
•assumptions used in calculating net defined pension benefit obligations and other long-term employee benefits, and
•determination of the amount of tax expected to be paid and tax benefit expected to be received, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims.
The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends, market information used by market participants and the latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from those estimates.
5.Recent Accounting Pronouncements
In the first three months of 2026, the Company did not adopt any new accounting guidance that had a material impact on its financial position and results of operations.
In November 2024, the FASB issued new guidance to improve comprehensive income disclosures. The guidance requires disaggregation of income statement expenses. The guidance will be effective for the Company beginning with annual reporting for fiscal year ending December 31, 2027 and interim periods thereafter. The Company is currently finalizing the impact the new guidance will have on its income statement expense disclosures.
In December 2025, the FASB issued new guidance on accounting for government grants, addressing recognition, classification, measurement, presentation, and related disclosures. The guidance will be effective for the Company for the fiscal year ending December 31, 2029, including interim periods. As the new guidance aligns U.S. GAAP with existing IFRS standards that the Company already applies by analogy to public funding, no significant impact is expected on the Company’s consolidated financial statements. However, the Company is evaluating potential impact on related disclosures.
6.Other Income and Expenses, Net
Other income and expenses, net consisted of the following:

	Three Months ended
	March 28, 2026	March 29, 2025
Public funding	55	45
Start-up costs	—	(4)
Exchange gains (losses), net	4	7
Patent and other related claim costs	(12)	(1)
Gain on sale of non-current assets	3	1
Other, net	(5)	1
Total	45	49
The Company receives public funding from governmental bodies in several jurisdictions.
Start-up costs represent costs incurred in the ramp-up phase of the Company’s newly integrated manufacturing activities.
Exchange gains and losses, net represent the portion of exchange rate changes on transactions denominated in currencies other than a subsidiary’s functional currency and the changes in fair value of derivative instruments which are not designated as hedges, as described in Note 30.

Patent and other related claim costs mainly include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, if any, which primarily include reimbursements of prior patent litigation costs.
7.Business Combinations
On February 2, 2026, the Company completed the acquisition of MEMS sensor business from NXP Semiconductors (“NXP”). The acquisition expands ST’s global sensors capabilities and strengthens its position in automotive safety while broadening its presence across automotive non-safety and industrial end markets. The transaction has been accounted for as a business combination, and the activities of the acquired business are included in the Analog, MEMS and Sensors (AM&S) reportable segment.
The purchase price of $936 million, which consists of a cash component and a contingent consideration, is described below:

Purchase price at acquisition date
Cash consideration	900
Closing adjustments	(5)
Contingent consideration	41
Total purchase consideration	936
As of the acquisition date, the total consideration to be transferred to NXP in relation to the acquisition of its MEMS sensor business consisted of cash consideration amounting to $895 million, net of closing adjustments, paid in the first quarter of 2026, and a contingent consideration of $41 million. The fair value of the consideration transferred was determined by the Company with the assistance of a third-party valuation expert as part of the preliminary purchase price allocation. The contingent consideration is structured in the form of an earn-out payment contingent upon the successful completion of a certain technology process transfer and was measured at fair value using a scenario-based, probability-weighted approach, discounted to present value using a U.S. dollar denominated cost of debt. This fair value measurement corresponds to a Level 3 measurement hierarchy, which is further described in Note 31.
In connection with the acquisition, the Company incurred deal-related costs of $11 million, which were expensed as incurred and included in the line “Selling, general and administrative expenses” in the consolidated statement of income for the first three months ended March 28, 2026.
As of March 28, 2026, the purchase price allocation of the business combination was subject to finalization. The preliminary allocation of the $936 million consideration on identifiable assets acquired and liabilities assumed, at acquisition date, was as follows:

Fair value recognized at acquisition date
Inventory	74
Property, plant & equipment	30
Customer relationships	265
Technology & licenses	165
Reacquired rights	7
Total assets acquired (excluding goodwill)	541
Employee-related liabilities	1
Total liabilities assumed	1
Goodwill	396
Total net assets acquired (including goodwill)	936

The purchase price allocation is considered preliminary, and additional adjustments may be recorded during the measurement period.
The goodwill arising from the acquisition is primarily attributable to the expected future growth potential of the acquired sensors portfolio, and the assembled workforce.
Pro forma revenue and earnings have not been presented as the historical and pro forma results of the NXP MEMS sensor business are not material in relation to the Company’s consolidated financial statements for the periods presented.
8.Impairment, restructuring charges and other related phase-out costs
Starting 2025, the Company engaged in a company-wide program aimed to reshape its manufacturing footprint by accelerating the wafer fab capacity to 300mm Silicon (Italy and France) and 200mm Silicon Carbide (Italy and Singapore) and resizing its global cost base. This program is expected to result in strengthening the Company's capability to grow revenues with an improved operating efficiency.
Impairment, restructuring charges and other related phase-out costs incurred in the first quarter of 2026 are summarized as follows:

Three months ended March 28, 2026	Impairment	Restructuring charges	Other related phase-out costs	Total impairment, restructuring charges and other related phase-out costs
Manufacturing reshaping pillar	—	26	17	43
Cost base resizing pillar	—	28	—	28
Total	—	54	17	71
In the first quarter of 2025, the Company reported restructuring charges totaling $8 million, of which $5 million related to consulting and legal services, and $3 million corresponding to employee voluntary termination benefits.
Impairment charges
No indicators of impairment were identified in the first quarter of 2026, and no impairment charges were recorded in the consolidated statement of income for the first three months ended as of March 28, 2026.

Restructuring charges
In the first three months of 2026, the Company recorded restructuring charges totaling $71 million, of which $38 million related to employee voluntary termination benefits, including consulting and legal advice costs and $33 million in relation to non-labor costs incurred on the manufacturing reshaping program.
Labor related charges included $26 million in relation to the cost base resizing pillar, $9 million costs incurred on the manufacturing reshaping program and $3 million consulting and legal advice expenses. These special termination benefits were recorded on the balance sheet at the date the employees irrevocably accepted the offer to leave the Company.
Non-labor related restructuring charges included $16 million charges, corresponding mainly to decommissioning of equipment and machinery in locations affected by the manufacturing reshaping program, and $17 million phase-out costs in the facilities (primarily in France and Italy) which have entered in the ramp down phase.
Changes to the restructuring liabilities and provisions recorded on the consolidated balance sheet as of March 28, 2026 are summarized as follows:

	Labor related liabilities and provisions	Non-labor related provision	Total
Total as of December 31, 2025	46	35	81
Charges incurred in 2026	38	33	71
Non-cash items	—	(9)	(9)

Amounts paid	(23)	(22)	(45)
Currency translation adjustment	(1)	(1)	(2)
Total as of March 28, 2026	60	36	96
The total actual costs that the Company will incur may differ from estimates, based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.
9.Interest Income, Net
Interest income, net consisted of the following:

	Three Months ended
	March 28, 2026	March 29, 2025
Income	39	62
Expense	(13)	(14)
Total	26	48
Interest income is related to cash and cash equivalents, short-term deposits and marketable securities held by the Company.
10.Income Taxes
Income tax expense is as follows:

	Three Months ended
	March 28, 2026	March 29, 2025
Income tax expense	(10)	(13)
The annual estimated effective tax rate method was applied, as management believes it provides a reliable estimate of the expected yearly income tax expense on an interim basis. The Company recorded income tax expense of $10 million during the first quarter of 2026, reflecting a 18.8% estimated annual effective tax rate before discrete items at consolidated level, including the estimated impact of Pillar Two taxes for 2026 which represent 0.4% of the estimated annual effective tax rate, applied to the consolidated profit before tax.

11.Earnings per Share
Basic earnings per share (“EPS”) is computed by dividing net income attributable to parent company's stockholders by the weighted average number of common stock outstanding during the reporting period. Diluted EPS is computed using the weighted average number of common stock outstanding and the dilutive effect of equity instruments, such as employee stock awards, equity warrants and the shares underlying the Company’s convertible bonds. The following table shows the computation of basic and diluted EPS.

	Three Months ended
	March 28, 2026	March 29, 2025

Basic EPS

Net income attributable to parent company as reported	37	56
Weighted average number of shares outstanding	888,784,852	896,052,652

Basic EPS	0.04	0.06

Diluted EPS
Net income attributable to parent company as adjusted	37	56

Weighted average number of shares outstanding	888,784,852	896,052,652
Dilutive effect of stock awards	5,558,398	3,717,644
Dilutive effect of warrants	3,537,611	—
Dilutive effect of convertible bonds	16,631,250	33,825,000
Number of shares used in calculating diluted EPS	914,512,111	933,595,296

Diluted EPS	0.04	0.06
The dilutive effect of the 2020 dual-tranche convertible bonds was calculated using the weighted average outstanding underlying shares of the bonds during the relevant reporting period. On August 4, 2025, Tranche A of the 2020 convertible bonds was fully settled in cash. Consequently, only Tranche B underlying shares were considered as dilutive in the first quarter of 2026.
On February 6, 2026, the Company entered into a commercial arrangement with a customer to support and incentivize future purchases of the Company's products, primarily through the issuance of equity warrants on the Company's common stock, as further described in Note 28. The issued warrants, evaluated based on settlement terms and other classification features, are determined to be equity instruments. As such, their potential dilutive effect is included in the calculation of diluted EPS.

12.Accumulated Other Comprehensive Income (“AOCI”)
The table below details the changes in AOCI attributable to the Company’s stockholders by component, net of tax, for the three months ended March 28, 2026:

	Gains (Losses) on Cash Flow Hedges	Gains (Losses) on Available- For-Sale Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments	Total
December 31, 2025	80	6	(68)	921	939
Cumulative tax impact	(12)	(1)	19	—	6
December 31, 2025, net of tax	68	5	(49)	921	945
OCI before reclassifications	(35)	(7)	6	(94)	(130)
Amounts reclassified from AOCI	(30)	—	2	—	(28)
OCI for the three months ended March 28, 2026	(65)	(7)	8	(94)	(158)
Tax impact	10	1	—	—	11
OCI for the three months ended March 28, 2026, net of tax	(55)	(6)	8	(94)	(147)
March 28, 2026	15	(1)	(60)	827	781
Cumulative tax impact	(2)	—	19	—	17
March 28, 2026, net of tax	13	(1)	(41)	827	798
Items reclassified out of AOCI for the three months period ended March 28, 2026 are listed in the table below:

Details about AOCI components	Amounts reclassified from AOCI	Affected line item in the statement where net income (loss) is presented
Gains (losses) on cash flow hedge derivatives
Foreign exchange derivative contracts	21	Cost of sales
Foreign exchange derivative contracts	2	Selling, general and administrative expenses
Foreign exchange derivative contracts	7	Research and development expenses
	(4)	Income tax benefit (expense)
	26	Net of tax
Defined benefit pension plan items
Amortization of actuarial gains (losses)	(2)	Other components of pension benefit costs(1)
	—	Income tax benefit (expense)
	(2)	Net of tax
Total reclassifications for the period attributable to the Company’s stockholders	24	Net of tax
(1)    These items are included in the computation of net periodic pension cost, as described in Note 25.

13.Short-Term Deposits and Marketable Securities
To optimize the return yield on its short-term investments, the Company invested $1,850 million of available cash in short-term deposits as of March 28, 2026 compared to 1,100 million as of December 31, 2025.
The Company also invested available liquidity in marketable securities. As of March 28, 2026, the Company held $832 million in debt securities classified as available-for-sale. Detailed movements on marketable securities balance sheet position are presented in the table below:

	December 31, 2025	Purchase	Accretion	Proceeds at maturity	Change in fair value included in Other Comprehensive Income (“OCI”)	March 28, 2026
U.S. Treasury debt securities	985	—	4	(150)	(7)	832
Total	985	—	4	(150)	(7)	832
The debt securities totaled $832 million and have a rating of Aaa/AA+/AA+ from Moody’s, S&P and Fitch, respectively, with a weighted average maturity of 2.46 years. The debt securities are reported as current assets on the line “Marketable securities” on the consolidated balance sheet as of March 28, 2026, since they represent investments of funds available for current operations. The bonds are classified as available-for-sale financial assets and recorded at fair value as of March 28, 2026. The fair value measurement corresponds to a Level 1 fair value hierarchy measurement. The aggregate amortized cost basis of these securities totaled $833 million as of March 28, 2026.
Marketable securities totaling $350 million at principal amount were transferred to financial institutions as part of short-term securities lending transactions, in compliance with corporate policies. The Company, acting as the securities lender, does not hold any collateral in these unsecured securities lending transactions. The Company retains effective control on the transferred securities.
The below table details debt securities that were in an unrealized loss position for less than twelve months and more than twelve months as of March 28, 2026:

	March 28, 2026
	Less than 12 months		More than 12 months		Total
Description	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury debt securities	58	—	228	(4)	286	(4)
Total	58	—	228	(4)	286	(4)
Debt securities that were in an unrealized gain position as of March 28, 2026, were reported at a fair value of $546 million with an unrealized gain of $3 million.
For the marketable securities that were in an unrealized loss position as of March 28, 2026, the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of the amortized cost basis.
The below table details debt securities that were in an unrealized loss position for less than twelve months or more than twelve months as of December 31, 2025:

	December 31, 2025
	Less than 12 months		More than 12 months		Total
Description	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury debt securities	—	—	229	(2)	229	(2)
Total	—	—	229	(2)	229	(2)

Debt securities that were in an unrealized gain position as of December 31, 2025, were reported at a fair value of $756 million with an unrealized gain of $8 million.
14.Trade Accounts Receivable, Net
Trade accounts receivable, net consists of the following:

	As of	As of
	March 28, 2026	December 31, 2025
Trade accounts receivable	1,843	1,767
Current expected credit losses allowance	(23)	(22)
Total	1,820	1,745
The Company uses a lifetime expected credit losses allowance for all trade receivables based on failure rates, as applied to the gross amounts of trade accounts receivable. The allowance also includes reasonable assumption about future credit trends. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the Company’s customers to settle the receivables. In addition to the factors already embedded in the failure rates, as applied to trade accounts receivable, the Company has identified cyclicality and uncertainties around continued growth for the semiconductor industry and its serviceable available market to be the most relevant factors. These macroeconomic factors are weighted into different economic scenarios, in line with estimates and methodologies applied by other business entities, including financial institutions.

On that basis, there was no significant change in reported current expected credit losses allowance as of March 28, 2026.
Adjustments to the expected credit losses allowance, if any, are reported in the line “Selling, general and administrative expenses” in the consolidated statements of income. The Company did not report any other significant changes to the expected credit losses allowance during the first three months of 2026 and 2025.
15.Inventories
Inventories consists of the following:

	As of	As of
	March 28, 2026	December 31, 2025
Raw materials	402	418
Work-in-process	1,943	1,846
Finished products	828	872
Total	3,173	3,136
As described in Note 7, the acquisition of the MEMS sensor business from NXP resulted in the recognition of $74 million in inventories ($56 million in work-in-progress and $18 million in finished goods). The fair value of acquired inventory included $24 million step-up, of which $11 million was recognized as cost of sales in the consolidated statement of income for the quarter ended March 28, 2026.

16.Other Current Assets
Other current assets consists of the following:

	As of	As of
	March 28, 2026	December 31, 2025
Public funding receivables	537	678
Taxes and other government receivables	313	326
Advances and prepayments	219	207
Loans and deposits	10	26
Interest receivable	23	35
Derivative instruments (Note 30)	41	76
Other current assets	120	120
Total	1,263	1,468
The Company participates in public funding programs in several jurisdictions associated with research, development, innovation and other first industrialization deployment activities. Public funding receivables for which collection is expected within twelve months totaled $537 million and $678 million as of March 28, 2026 and December 31, 2025, respectively.
Taxes and other government receivables mainly include receivables related to value-added tax, primarily in European tax jurisdictions.
Advances and prepayments include prepaid amounts associated with multi-annual supply and service agreements.
The Company applies a current expected credit losses model on all financial assets measured at amortized cost, including deposits, loans and receivables. The major portion of other current assets to which this model applies corresponds to government receivables. Due to the existing history of zero-default on receivables originated by governments, the expected credit losses are assumed to be not significant as of March 28, 2026 and December 31, 2025. Other current assets presented in the table above within the lines “Loans and deposits” and “Other current assets” are composed of amounts not deemed at exposure of default. Consequently, no loss allowance was reported on those current assets as of March 28, 2026 and December 31, 2025.
17.Goodwill
Goodwill allocated to the reportable segments and changes in the carrying amount of goodwill were as follows:

	AM&S	P&D	EMP	RFOC	Total
December 31, 2025	1	81	121	112	315
MEMS sensor business acquisition	396	—	—	—	396
Foreign currency translation	—	(2)	(1)	(1)	(4)
March 28, 2026	397	79	120	111	707
As described in Note 7, the acquisition of the MEMS sensor business from NXP resulted in the recognition of $396 million goodwill, fully allocated to the AM&S reportable segment, since the main components of goodwill are expected to contribute to AM&S activities and corresponding lines of business.

18.Other Intangible Assets, net
Other intangible assets, net are detailed below:

March 28, 2026	Gross Value	Accumulated Amortization	Net Amount
Technologies & licenses	930	(588)	342
Customer relationships	271	(9)	262
Purchased & internally developed software	492	(415)	77
Other intangible assets	15	(8)	7
Intangibles in progress	62	—	62
Total	1,770	(1,020)	750

December 31, 2025	Gross Value	Accumulated Amortization	Net Amount
Technologies & licenses	760	(575)	185
Customer relationships	7	(7)	—
Purchased & internally developed software	481	(407)	74
Other intangible assets	7	(7)	—
Intangibles in progress	65	—	65
Total	1,320	(996)	324
The line “Intangibles in progress” in the table above also includes internally developed software under construction and software not ready for their intended use.
Amortization expense related to intangible assets subject to amortization was $28 million and $23 million for the first three months of 2026 and 2025, respectively.
Estimated future amortization expense related to intangible assets as of March 28, 2026, is as follows:

Year
Remainder of 2026	99
2027	105
2028	79
2029	61
2030	48
Thereafter	358
Total	750
As described in Note 7, the acquisition of the MEMS sensor business from NXP resulted in the recognition of $437 million in intangible assets, excluding goodwill ($165 million in technologies & licenses, $265 million in customer relationships and 7 million in other intangible assets) depreciated over 14 years, 17 years and 6 years respectively. The corresponding amortization expense totaled $5 million, of which $2 million recorded on the line research and development expenses and $3 million on the line selling, general and administrative expenses, of the consolidated statement of income for the first three months ended March 28, 2026.

19.Property, Plant and Equipment, net
Property, plant and equipment, net are detailed below:

March 28, 2026	Gross Value	Accumulated Depreciation	Net Amount
Land	142	—	142
Buildings	1,679	(739)	940
Facilities & leasehold improvements	5,143	(3,715)	1,428
Machinery and equipment	23,733	(17,831)	5,902
Computer and R&D equipment	449	(381)	68
Operating lease right-of-use assets	373	(128)	245
Finance lease right-of-use assets	111	(20)	91
Other tangible assets	123	(107)	16
Construction in progress	2,127	—	2,127
Total	33,880	(22,921)	10,959

December 31, 2025	Gross Value	Accumulated Depreciation	Net Amount
Land	142	—	142
Buildings	1,608	(740)	868
Facilities & leasehold improvements	5,072	(3,731)	1,341
Machinery and equipment	23,814	(17,825)	5,989
Computer and R&D equipment	453	(381)	72
Operating lease right-of-use assets	379	(127)	252
Finance lease right-of-use assets	113	(18)	95
Other tangible assets	125	(107)	18
Construction in progress	2,281	—	2,281
Total	33,987	(22,929)	11,058
The line “Construction in progress” in the table above includes property, plant and equipment under construction, and equipment under qualification that are not ready for their intended use.
The depreciation charge was $426 million and $405 million for the first three months of 2026 and 2025, respectively.
In 2023, the Company and Sanan Optoelectronics jointly created Sanan ST JV for high-volume 200mm SiC device manufacturing in China. The entity has been identified as a Variable Interest Entity ("VIE") for which the Company is the primary beneficiary. As such, it was fully consolidated as of March 28, 2026 and December 31, 2025, as further described in Note 21. As of March 28, 2026 and December 31, 2025, a total amount of $465 million and $433 million respectively, was included on the line "Property, plant and equipment, net" of the consolidated balance sheet from the VIE's consolidation.
As described in Note 7, the acquisition of the MEMS sensor business from NXP resulted in the recognition of $30 million in property, plant and equipment. The corresponding depreciation expense recorded in cost of sales amounted to $1 million in the first three months ended March 28, 2026.

20.Leases
The Company leases land, buildings, cars and certain equipment (including IT equipment) which have remaining lease terms between less than one year and 65 years.
Operating and finance leases consist of the following:

	As of	As of
	March 28, 2026	December 31, 2025
Right-of-use assets
Operating leases	245	252
Finance leases	91	95
Total right-of-use assets	336	347
Lease liabilities
Current	97	101
Operating leases	53	52
Finance leases	44	49
Non-current	215	223
Operating leases	161	169
Finance leases	54	54
Total lease liabilities	312	324
Lease liability maturities as of March 28, 2026 are as follows (in millions):

	Operating Leases	Finance Leases	March 28, 2026
2026	47	44	91
2027	50	31	81
2028	35	2	37
2029	26	2	28
2030	17	2	19
Thereafter	94	31	125
Total future undiscounted cash outflows	269	112	381
Effect of discounting	(55)	(14)	(69)
Total lease liabilities	214	98	312
Operating and finance lease terms and discount rates are as follows:

	As of	As of
	March 28, 2026	December 31, 2025
Weighted average remaining lease term (in years) – operating leases	9.42	9.53
Weighted average remaining lease term (in years) – finance leases	5.75	5.93
Weighted average discount rate – operating lease	3.94%	3.94%
Weighted average discount rate – finance lease	2.39%	2.46%

Operating and finance lease cost and cash paid are as follows:

	Three Months ended
	March 28, 2026	March 29, 2025
Operating lease cost	17	17
Finance lease cost
Amortization of right-of-use assets	3	1
Interest	1	1
Short-term lease costs	1	4
Operating lease cash paid	18	17
Finance lease cash paid	6	13

Non-cash transactions corresponding to right-of-use assets obtained in exchange for new operating and finance lease liabilities in the first three months of 2026 and 2025 are as follows:

	Three Months ended
	March 28, 2026	March 29, 2025
Operating leases	11	15
Finance leases	—	1
21.Long-Term Investments and Variable Interest Entities

	As of	As of
	March 28, 2026	December 31, 2025
Cost-method investments	26	25
Other long-term investments	87	127
Total	113	152
Cost-method investments include a $9 million interest in DNP Photomask Europe S.p.A (“DNP”), a $10 million investment in DustPhotonics Ltd., which relates to the development of SiPho technology for the RF communications business and a $5 million invested in Claros, Inc.
In 2024, the Company participated to the initial purchase offering of InnoScience (Suzhou), which is listed on the main board of the Hong Kong Stock Exchange. The Company acquired a 1.4% equity stake for a total amount of $51 million. As a publicly traded equity instrument, the InnoScience investment is measured at fair value through earnings. The change in fair value amounted to $39 million unrealized loss in the first three months of 2026, reported on the line "Gain (loss) on financial instruments, net" on the consolidated statement of income.
In 2023, the Company and Sanan Optoelectronics jointly created Sanan ST JV for high-volume 200mm SiC device manufacturing activities in China. The purpose of the entity is to support the rising demand for the Company's SiC devices for car electrification and industrial power and energy applications in China. With the creation and future operations of Sanan ST JV, the Company seeks to create a fully integrated vertical value chain aiming at serving the Chinese electrification market. Sanan Optoelectronics will build a separate 200mm SiC substrate manufacturing facility to fulfill Sanan ST JV's needs. Sanan ST JV will produce SiC devices exclusively for the Company, using the Company's proprietary SiC manufacturing process technology and know how and serving as a dedicated foundry to support the Company's demand for Chinese customers.
The Company has identified Sanan ST JV as a VIE, primarily based on the disproportionality between its 49% equity interest rights and its economic interest and operating role in the entity. Indeed the significant activities of Sanan ST JV involve or are conducted on behalf of the Company as the sole customer of the entity. Moreover, through its key role in the successful process qualification and future manufacturing efficiency based on its SiC manufacturing process technology, the Company has the power to control the activities that most significantly impact Sanan ST JV's future economic performance. Additionally, based on the nature of the risks impacting Sanan ST JV's future economic performance, the Company will absorb the potential losses of Sanan ST JV or the right to receive benefits downstream the whole integrated SiC device value chain. Consequently, the Company has a controlling financing interest in Sanan ST JV and is the primary beneficiary of the VIE.
As the primary beneficiary of Sanan ST JV, the Company fully consolidates the VIE, with the recognition of 51% non-controlling interest. Non-controlling interest amounted to $312 million as of March 28, 2026 and December 31, 2025.
22.Other Non-Current Assets
Other non-current assets are detailed below:

	As of	As of
	March 28, 2026	December 31, 2025
Equity securities	36	38
Public funding receivables	623	541
Taxes and other government receivables	30	46
Research tax credit receivable	362	339
Defined benefit plans	19	20
Prepayments and deposits to third parties	218	234
Other non-current assets	50	54
Total	1,338	1,272

Public funding receivables include public funding scheme for research, development, innovation and first industrial deployment activities, of which $623 million and $541 million were reported as non-current assets as of March 28, 2026 and December 31, 2025, respectively.
From time to time, the Company enters into factoring transactions to accelerate the realization in cash of certain non-current assets. There were no factoring transactions during the first three months of 2026 and 2025.
Prepayments and deposits to third parties include receivables related to long-term supply agreements involving purchase of raw materials, capacity commitments, cloud-hosting arrangements, and other services.
Other non-current assets presented in the table above on the line “Other non-current assets” are composed of individually not significant amounts not deemed to have exposure of default. Consequently, no significant expected credit loss allowance was reported on other non-current assets at reporting date.

23.Other Payables and Accrued Liabilities
Other payables and accrued liabilities are detailed below:

	As of	As of
	March 28, 2026	December 31, 2025
Employee related liabilities	622	578
Employee compensated absences	267	252
Taxes other than income taxes	76	95
Advances from customers	52	83
Liabilities related to public funding	84	113
Derivative instruments (Note 30)	36	15
Defined benefit and contribution plans	36	49
Royalties	24	24
Current operating lease liabilities (Note 20)	53	52
Restructuring (Note 8)	71	68
Others	117	111
Total	1,438	1,440
Advances from customers include multi-annual capacity reservation and volume commitment agreements signed with certain customers. Some of these arrangements include take-or-pay clauses, according to which the Company is entitled to receive the full amount of the contractual commitment fees in case of non-compliant orders from those customers. Certain agreements include penalties in case the Company is not able to fulfill its contractual obligations. No significant provision for those penalties was reported on the consolidated balance sheets as of March 28, 2026 and December 31, 2025.
In the first quarter of 2026, the Company continued the execution of the program to reshape its manufacturing footprint and to resize its global cost base. Restructuring liabilities and provisions related to such programs expected to be settled within twelve months totaled $71 million as of March 28, 2026, as further described in Note 8.

24.Financial Debt
Financial debt consists of the following:

	As of	As of
	March 28, 2026	December 31, 2025
Funding program loans from European Investment Bank (“EIB”):
2.69% due 2028, floating interest rate at Euribor + 0.589%	88	90
2.72% due 2029, floating interest rate at Euribor + 0.564%	85	115
2.63% due 2031, floating interest rate at Euribor + 0.473%	193	236
2.65% due 2031, floating interest rate at Euribor + 0.550%	114	116
2.73% due 2033, floating interest rate at Euribor + 0.558%	276	282
4.51% due 2034, floating interest rate at Secured Overnight Financing Rate + 0.939%	240	270
2.64% due 2036, floating interest rate at Euribor + 0.514%	576	—
Credit Facility from Cassa Depositi e Prestiti SpA (“CDP SpA”):
2.84% due 2027, floating interest rate at Euribor + 0.690%	43	44
2.69% due 2028, floating interest rate at Euribor + 0.550%	48	59
2.99% due 2029, floating interest rate at Euribor + 0.850%	58	67
Dual tranche senior unsecured convertible bonds:
Zero-coupon due 2027 (Tranche B)	749	749
Finance leases:
0.00% due 2026, fixed interest rate	37	37
3.86% due 2027, fixed interest rate	31	36
3.78% due 2042, fixed interest rate	25	25
1.75% due 2042, fixed interest rate	1	1
4.73% due 2045, fixed interest rate	3	3
5.85% due 2027, fixed interest rate	1	1
Other funding program loans:
0.23% (weighted average), due 2026-2028, fixed interest rate	1	2
Total financial debt	2,569	2,133
Less current portion	(319)	(298)
Total financial debt, less current portion	2,250	1,835
On August 4, 2020, the Company issued a $1.5 billion principal amount of dual tranche senior unsecured convertible bonds (Tranche A and Tranche B for $750 million each tranche), with original maturity in 2025 and 2027, respectively. Tranche A bonds were issued at 105.8% as zero-coupon bonds while Tranche B bonds were issued at 104.5% as zero-coupon bonds. The conversion price at issuance was $43.62 for Tranche A, equivalent to a 47.5% conversion premium, and $45.10 for Tranche B, equivalent to a 52.5% conversion premium. These conversion features correspond to an equivalent of 4,585 shares per each Tranche A bond with a $200,000 par value and an equivalent of 4,435 shares per each Tranche B bond with a $200,000 par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,567 million, after deducting issuance costs paid by the Company.
On August 4, 2025, Tranche A bonds were fully settled in cash for their principal amount of $750 million, since Tranche A reached maturity while the conversion options were out-of-the money. As per contractual terms, the bondholders have full conversion rights on Tranche B bonds starting August 2024 and Tranche B bonds are callable by the Company with a 130% contingent feature, with the exercise of its call rights being preceded by the release, by the Company, of an Optional Redemption Notice.
As of March 28, 2026, the Company stock price did not exceed the conversion price of the outstanding senior unsecured convertible bonds.

Tranche B bonds were reported as “Long-term debt” in the consolidated balance sheets as of March 28, 2026 and December 31, 2025, based on their original maturity and the fact that, as of March 28, 2026 and December 31, 2025, the Company's stock price did not exceed the conversion price of the senior unsecured bonds.
The Company’s long-term debt contains standard conditions but does not impose minimum financial ratios. The Company had unutilized committed medium-term credit facilities with core relationship banks totaling $1,210 million as of March 28, 2026.
The EIB Loans are comprised of three long-term amortizing credit facilities as part of R&D funding programs. The first one, signed in August 2017, is a €500 million loan in relation to R&D and capital expenditures in the European Union. The entire amount was fully drawn in Euros corresponding to $173 million outstanding as of March 28, 2026. The second one, signed in 2020, is a €500 million credit facility agreement with EIB to support R&D and capital expenditure programs in Italy and France. The amount was fully drawn in Euros representing $307 million outstanding as of March 28, 2026. In 2022, the Company signed a third long-term amortizing credit facility with EIB of €600 million, out of which, €300 million was withdrawn in Euros and $300 million in U.S Dollars, representing $516 million outstanding as of March 28, 2026. In 2026, the Company entered into a fourth credit facility with the EIB for €1,000 million to strengthen Europe’s semiconductor industry and support innovation. Of this amount, €500 million was drawn in euros, representing an outstanding balance of $576 million as of March 28, 2026.
The CDP SpA loans are comprised of two long-term credit facilities. The first, signed in 2021, is a €150 million loan, fully drawn in Euros, of which $43 million were outstanding as of March 28, 2026. The second one, signed in 2022, is a €200 million loan, fully drawn in Euros, of which $106 million was outstanding as of March 28, 2026.
25.Post-Employment and Other Long-Term Employee Benefits
The Company and its subsidiaries have several defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits during the employees’ service period after certain seniority levels. The Company uses December 31 as the measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements.
The components of the net periodic benefit cost includes the following:

	Pension Benefits
	Three Months ended
	March 28, 2026	March 29, 2025
Service cost	(9)	(9)
Interest cost	(11)	(9)
Expected return on plan assets	9	7
Amortization of actuarial net (loss) gain	(2)	(2)
Net periodic benefit cost	(13)	(13)

	Other long-term benefits
	Three Months ended
	March 28, 2026	March 29, 2025
Service cost	(1)	(1)
Interest cost	(1)	—
Net periodic benefit cost	(2)	(1)
Employer contributions paid and expected to be paid in 2026 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2025.

26.Other Long-Term Liabilities
Other long-term liabilities consists of the following:

	As of	As of
	March 28, 2026	December 31, 2025
Non-current operating lease liabilities (Note 20)	161	169
Contingent consideration on business combinations (Note 31)	59	18
Other employee benefits	157	150
Deferred income from public funding	109	124
Advances received on capital grants	316	333
Advances from customers	82	14
Liabilities related to uncertain tax provisions	87	90
Restructuring	25	13
Others	7	15
Total	1,003	926
Advances received on capital grants relate to Sanan ST JV, the entity the Company and Sanan Optoelectronics created in 2023 for high-volume 200mm SiC device manufacturing activities in China, as described in Note 21. This entity is a party to a regional public funding program, primarily consisting in capital grants received on eligible capital expenditures (infrastructures and equipment). As of March 28, 2026, the Company held $316 million of advances ($333 million as of December 31, 2025) on these capital grants while the capital expenditures had not been incurred yet.
27.Dividends
The Annual General Meeting of Shareholders (“AGM”) held on May 28, 2025 authorized the distribution of a cash dividend of $0.36 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.09 in each of the second, third and fourth quarters of 2025 and first quarter of 2026. An amount of $81 million corresponding to the first installment, $80 million corresponding to the second installment and $71 million corresponding to the third installment were paid in 2025. An amount of $9 million corresponding to the remaining portion of the third installment and $62 million corresponding to the fourth installment were paid during the first quarter of 2026. The amount of $18 million corresponding to the remaining portion of the fourth installment was reported in the line “Dividends payable to stockholders” in the consolidated balance sheet as of March 28, 2026.
The AGM held on May 22, 2024 authorized the distribution of a cash dividend of $0.36 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.09 in each of the second, third and fourth quarters of 2024 and first quarter of 2025. The amounts of $81 million corresponding to the first installment, $81 million corresponding to the second installment and $72 million corresponding to the third installment were paid in 2024. An amount of $9 million corresponding to the remaining portion of the third installment and $80 million corresponding to the fourth installment were paid in 2025, of which $72 million was paid in the first quarter of 2025.
28.Shareholders' Equity
The authorized share capital of the Company is Euro 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As of March 28, 2026, the number of shares of common stock issued was 911,281,920 shares (911,281,920 as of December 31, 2025).
As of March 28, 2026, the number of shares of common stock outstanding was 888,794,130 (888,768,152 as of December 31, 2025).
As of March 28, 2026, the Company owned 22,487,790 shares classified as treasury stock in the consolidated statement of equity compared to 22,513,768 shares as of December 31, 2025.

The treasury shares have been originally designated for allocation under the Company’s share-based remuneration programs. In the first three months of 2026 and 2025, 25,978 and 20,465 of these treasury shares, respectively, were transferred to employees under the Company’s share-based remuneration programs.
On June 21, 2024, the Company announced the launch of a new share buy-back plan comprising two programs of up to $1,100 million to be executed within a three-year period. Since the program's inception in July 2024, the Company has repurchased approximately 20.5 million shares of its common stock for a total amount of $551 million. During the first three months of 2026, the Company did not purchase any shares of its common stock (3.8 million shares for $92 million during the first three months of 2025).
On February 9, 2026, the Company entered into a commercial arrangement with a customer that includes warrants to purchase up to 24.8 million shares of the Company’s common stock at an exercise price of $28.38 per share. The warrants has an exercise term of seven years and a vesting term of five years. The warrants vest primarily based on the customer’s achievement of qualifying product revenue milestones. The warrants are considered to be consideration payable to a customer, and as such, are recorded as a reduction of revenue over the warrant term, in the Company's the consolidated statements of income. In the first quarter of 2026, the Company recorded an amount of $3 million as reduction of revenues in relation with these warrants. The grant date fair value of the warrant was determined to be $13.37 per share, which corresponds to a total fair value amount of $331 million using the Black-Scholes option pricing model.
Activity of the equity warrants for the first three months of 2026 was as follows:

in millions units (number of shares)	Number of underlying shares
Balance outstanding as of January 1, 2026	—
Granted	24.8
Vested	(0.6)
Balance outstanding as of March 28, 2026	24.2
29.Contingencies, Claims and Legal Proceedings
The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: product liability claims and/or warranty cost on the products of the Company, contractual disputes, indemnification claims, claims for unauthorized use of third-party intellectual property, employee grievances, tax claims beyond assessed uncertain tax positions and environmental damages. The Company is also exposed to numerous legal risks including potential product recalls, environmental, shareholder rights, tariffs and export control regulations, anti-trust, anti-corruption, competition as well as other compliance risks and regulations. The Company may also face claims in the event of breaches of law committed by individual employees or third parties. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the occurrence of a liability at the date of the consolidated financial statements as well as the ability to reasonably estimate the amount of such loss or liability. The Company records a provision for a loss contingency when information available before the consolidated financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and when the amount of loss can be reasonably estimated. The Company regularly re-evaluates any potential losses and claims to determine whether provisions need to be adjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.
On August 23, 2024, two lawsuits were filed against the Company, and its CEO and CFO, in the United States District Court for the Southern District of New York alleging that the Company provided excessively positive statements to investors concerning 2024 expected revenue and issued false or misleading statements or concealed negative facts regarding the Company’s business, operations, and prospects, in violation of U.S. securities laws. The lawsuits were consolidated into a single lawsuit and thereafter the plaintiff filed amended complaints asserting claims for violation of Sections 10(b) and 20(a) of the Securities Exchange Act, and expanding the purported class period from March 14, 2023, to January 29, 2025. The Company and its CEO and CFO moved to dismiss the lawsuit which motion was denied by the Court on September 15, 2025. The Company and its CEO and CFO believe that they have strong legal defenses against the allegations in the amended complaints and will vigorously defend themselves in court.

The Company has received and may in the future receive communications alleging possible infringements of third-party patents or other third-party intellectual property rights. Furthermore, the Company from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows, financial position and/or ability to compete.
On December 4, 2023, a jury in the United States District Court for the Western District of Texas in Waco, Texas (USA) returned a verdict in a patent infringement lawsuit in favor of the plaintiff, Purdue University. On June 7, 2024, the Court accepted the jury's verdict and entered a judgment against the Company in the amount of $32 million. Thereafter, the Company filed several post-trial motions challenging the verdict. In the event the Court denies the Company's post-trial motions, the Company intends to appeal to the U.S. Court of Appeals for the Federal Circuit in Washington DC. The risk on this case is considered possible with the possible loss currently estimated at $32 million.
The Company has contractual commitments to various customers which could require the Company to incur costs to repair or replace defective products it supplies to such customers. The duration of these contractual commitments varies and, in certain cases, is indefinite. The Company is otherwise also involved in various lawsuits, claims, inquiries, inspections, investigations and/or proceedings incidental to its business and operations. Such matters, even if not meritorious, could result in the expenditure of significant financial or managerial resources. Any of the foregoing could have a material adverse effect on the Company’s results of operations, cash flows or its financial position.
The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded reserves or insurance policies will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.
As of March 28, 2026, and December 31, 2025, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.
30.Derivative Instruments and Risk Management
The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses derivative financial instruments to hedge certain risk exposures.
Foreign currency exchange risk
Currency forward contracts and currency options are entered into to reduce exposure to changes in exchange rates on the denomination of certain assets and liabilities in foreign currencies at the Company's subsidiaries and to manage the foreign exchange risk associated with certain forecasted transactions.
Derivative Instruments Not Designated as a Hedge
The Company conducts its business globally in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily regarding the Euro. Foreign exchange risk mainly arises from recognized assets and liabilities at the Company’s subsidiaries and future commercial transactions. Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted or overseen by

Corporate Treasury. Subsidiaries use forward contracts and purchased currency options to manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities. Foreign exchange risk arises when recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.
Derivative Instruments Designated as a Hedge
To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges through the use of currency forward contracts and currency options, including collars, certain Euro-denominated forecasted intercompany transactions that cover at year-end a large part of its R&D and SG&A expenses, as well as a portion of its front-end manufacturing costs of semi-finished goods within cost of sales.
These derivative instruments are designated and qualify as cash flow hedges. They are reflected at fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction, which enables the Company to conclude, based on the fact that the critical terms of the hedging instruments match the terms of the hedged transactions, that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivatives. Currency forward contracts and currency options, including collars, used as hedges are highly effective at reducing the Euro/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an ongoing basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options and collars is measured on the full fair value of the instrument, including the time value of the options. Ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The whole change in fair value recorded on the hedging instrument is reported as a component of “Accumulated other comprehensive income” in the consolidated statements of equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statement of income line item as the impact of the hedged transaction.
The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and corporate costs, up to 80% of the total forecasted transactions; (ii) for manufacturing costs, up to 70% of the total forecasted transactions. Only in specific circumstances, the Company may change the percentage of the designated hedged item within the limit of 100% of the forecasted transaction. The maximum length of time over which the Company could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.
As of March 28, 2026, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	402	669
Currency collars	356	588
Cash flow and fair value interest rate risk
The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk.

The Company analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Company invests primarily on a short-term basis and as such the Company’s liquidity is invested in floating interest rate instruments. As a consequence, the Company is exposed to interest rate risk due to potential mismatch between the return on its short-term floating interest rate investments and the portion of its long-term debt issued at fixed rate.
Price risk
As part of its ongoing investing activities, the Company may invest in publicly traded equity securities and be exposed to equity security price risk. In order to hedge the exposure to this market risk, the Company may enter into certain derivative hedging transactions.
In December 2024, the Company participated to the IPO of Innoscience (Suzhou) which became public on the main segment of Hong Kong Stock Exchange. As a publicly traded equity instrument, Innoscience investment is measured at fair value through earnings, with a $39 million unrealized loss recorded as a non-operating item in the first quarter of 2026 on the line "Gain (loss) on financial instruments, net" on the consolidated statement of income. Total unrealized gain recorded since inception amounts to $36 million.
Credit risk
The expected credit loss and impairment methodology applied on each category of financial assets is further described in each respective note. While cash and cash equivalents are also subject to the expected credit loss model, the identified expected credit loss is deemed to be negligible. The maximum credit risk exposure for all financial assets is their carrying amount.
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract leading to a financial loss. Credit risk typically arises from cash and cash equivalents, contractual cash flows of debt investments carried at amortized cost, the counterparty of derivative financial instruments and deposits with banks and financial institutions, as well as credit exposure to customers, including outstanding receivables.
The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. Credit risk is managed at the Group level. The Company selects banks and/or financial institutions that operate with the group based on the criteria of long-term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank not to exceed 20% of the total. For derivative financial instruments, management has established limits so that, at any time, the fair value of contracts outstanding is not concentrated with any individual counterparty.
The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, considering its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash, which mitigates credit risk. There is no major concentration of credit risk, whether through exposure to individual customers, specific industry sectors, or regions. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.
The Company’s receivables include receivables towards government bodies. As such, they are investments with immaterial credit loss. Any remaining receivable is of low credit risk or individually not significant. The credit ratings of financial assets carried at amortized cost are monitored for credit deterioration.
Other market risk
For a complete description of exposure to market risks, these interim financial statements should be read in conjunction with the consolidated financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025.
Information on fair value of derivative instruments and their classification in the consolidated balance sheets as of March 28, 2026 and December 31, 2025 is presented in the tables below:

			As of	As of
			March 28, 2026	December 31, 2025
Asset Derivatives		Balance sheet classification	Fair value	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts		Other current assets	37	68
Currency collars		Other current assets	—	6
Total derivatives designated as a hedge:			37	74
Derivatives not designated as a hedge:
Foreign exchange forward contracts		Other current assets	4	2
Total derivatives not designated as a hedge:			4	2
Total Derivatives			41	76

			As of	As of
			March 28, 2026	December 31, 2025
Liability Derivatives		Balance sheet classification	Fair value	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts		Other payables and accrued liabilities	(16)	(1)
Currency collars		Other payables and accrued liabilities	(10)	(1)
Total derivatives designated as a hedge:			(26)	(2)
Derivatives not designated as a hedge:
Foreign exchange forward contracts		Other payables and accrued liabilities	(10)	(13)
Total derivatives not designated as a hedge:	(12)		(10)	(13)
Total Derivatives	(12)		(36)	(15)
The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. As of March 28, 2026, the fair value of these collars represented liabilities for a net amount of $10 million (composed of $3 million asset net of a $13 million liability). In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association agreements and are compliant with Protocols of the European Market Infrastructure Regulation and the ISDA 2018 U.S. Resolution Stay Protocol, which are not offset in the consolidated balance sheets, and representing total assets of $41 million and total liabilities of $26 million as of March 28, 2026.

The effect of derivative instruments designated as cash flow hedge on the consolidated statements of income for the three months ended March 28, 2026 and March 29, 2025 and on the AOCI as reported in the consolidated statements of equity as of March 28, 2026 and December 31, 2025 before tax impact, is presented in the table below:

	Gain (loss) deferred in OCI on derivative		Location of gain (loss)	Gain (loss) reclassified from OCI into earnings
	As of	As of	reclassified from OCI into earnings	Three Months ended
	March 28, 2026	December 31, 2025		March 28, 2026	March 29, 2025
Foreign exchange forward contracts	18	49	Cost of sales	15	(20)
Foreign exchange forward contracts	2	4	Selling, general and administrative	1	(2)
Foreign exchange forward contracts	5	17	Research and development	5	(5)
Currency collars	(6)	6	Cost of sales	6	(6)
Currency collars	(1)	1	Selling, general and administrative	1	—
Currency collars	(3)	3	Research and development	2	(1)
Total	15	80	Total	30	(34)
A total $15 million unrealized gain deferred in AOCI is expected to be reclassified to earnings within the next twelve months.
No amount was excluded from effectiveness measurement on foreign exchange forward contracts and currency collars. No ineffective portion of the cash flow hedge relationships was recorded on the hedge transactions that were settled in the first three months of 2026 and 2025. No ineffectiveness is to be reported on hedge transactions outstanding as of March 28, 2026.
The effect on the consolidated statements of income for the three months ended March 28, 2026 and March 29, 2025, of derivative instruments not designated as a hedge is presented in the table below:

	Location of gain (loss)	Gain (loss) recognized in earnings
		Three Months ended
		March 28 2026	March 29, 2025
Foreign exchange forward contracts	Other income and expenses, net	1	(4)
Total		1	(4)
The Company did not enter into any derivative instrument containing credit-risk-related contingent features.

31.Fair Value Measurements
The table below details financial assets (liabilities) measured at fair value on a recurring basis as of March 28, 2026:

		Fair Value Measurements using
	March 28, 2026	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities – U.S. Treasury debt securities	832	832	—	—
Cash equivalents – Short-term investments	196	—	196	—
Equity securities measured at fair value through earnings	123	123	—	—
Derivative assets designated as cash flow hedge	37	—	37	—
Derivative assets not designated as cash flow hedge	4	—	4	—
Derivative liabilities designated as cash flow hedge	(26)	—	(26)	—
Derivative liabilities not designated as cash flow hedge	(10)	—	(10)	—
Contingent consideration for business acquisitions	(59)	—	—	(59)
Total	1,097	955	201	(59)
The table below details financial assets (liabilities) measured at fair value on a recurring basis as of December 31, 2025:

		Fair Value Measurements using
	December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities – U.S. Treasury debt securities	985	985	—	—
Cash equivalents – Short-term investments	313	—	313	—
Equity securities measured at fair value through earnings	165	165	—	—
Derivative assets designated as cash flow hedge	74	—	74	—
Derivative assets not designated as cash flow hedge	2	—	2	—
Derivative liabilities designated as cash flow hedge	(2)	—	(2)	—
Derivative liabilities not designated as cash flow hedge	(13)	—	(13)	—
Contingent consideration for business acquisitions	(18)	—	—	(18)
Total	1,506	1,150	374	(18)
For liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2026 and March 28, 2026 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2026	18
Contingent consideration on business combinations	41
March 28, 2026	59

For liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3), there was no material movement between January 1, 2025 and March 29, 2025.
Contingent consideration reported as non-current liabilities on the consolidated balance sheets as of March 28, 2026 and December 31, 2025 is based on the probability that the milestones defining the variable components of the consideration will be achieved.
In 2026, the Company completed the acquisition from NXP of its MEMS sensor business, as described in Note 7. The transaction included a contingent consideration in the form of an earn-out payment contingent upon the successful completion of a certain technology process transfer. The acquisition-date fair value of the contingent consideration was estimated using a scenario-based, probability-weighted approach, under which the expected payment amounts corresponding to the various timing scenarios for achievement of the acceptance criteria were discounted to present value using the relevant U.S dollar denominated cost of debt and then probability-weighted to derive the fair value. This corresponds to a Level 3 fair value measurement hierarchy.
No asset or liability was measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3) as of March 28, 2026 and March 29, 2025, respectively.
The following table includes additional fair value information on other financial assets and liabilities as of March 28, 2026 and December 31, 2025:

		As of		As of
		March 28, 2026		December 31, 2025
	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash equivalents(1)	1 - 2	1,401	1,401	2,264	2,264
Short-term deposits	1	1,850	1,850	1,100	1,100
Long-term debt
- Bank loans (including current portion)	2	1,722	1,722	1,281	1,281
- Finance leases (including current portion)	2	98	98	103	103
- Senior unsecured convertible bonds issued on August 4, 2020(2)	1	749	762	749	731
(1)    Cash equivalents primarily correspond to deposits at call with banks, money market funds and other short-term investments.
(2)    The carrying amount as of March 28, 2026 and December 31, 2025 of the senior unsecured convertible bonds as reported above, corresponds to the nominal value of the bonds, net of $1 million unamortized debt issuance costs. The fair value represents the market price of the bonds trading on the Frankfurt Stock Exchange.

The methodologies used to estimate fair values are as follows:

Components	Methodology used to estimate fair value
Debt securities classified as available-for-sale	Quoted market prices for identical instruments
Foreign exchange forward contracts, currency options and collars	Quoted market prices for similar instruments
Equity securities measured at fair value through earnings	Quoted market prices for identical instruments
Equity securities carried at cost as a measurement alternative	Valuation of the underlying investments on a new round of third-party financing or upon liquidation
Long-term debt and current portion of long-term debt	Future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company's incremental borrowing rates for similar types of borrowing arrangements. For convertible bonds, the fair value represents the market price of the bonds trading on the Frankfurt Stock Exchange
Cash and cash equivalents, short-term deposits, accounts receivable, short-term borrowings, and accounts payable	The carrying amounts reflected in the consolidated financial statements are considered as reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization

32.Revenues
32.1    Nature of goods and services
The Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, ASICs, full-custom devices and semi-custom devices and ASSPs for analog, digital and mixed-signal applications. In addition, the Company participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.
The principal activities – separated by reportable segments – from which the Company generates its revenues are described in Note 33.
Other revenues consist of license revenue, service revenue related to transferring licenses, patent royalty income, sale of scrap materials and manufacturing by-products.
While the majority of the Company’s sales agreements contain standard terms and conditions, the Company may, from time to time, enter into agreements that contain multiple performance obligations or terms and conditions. Those agreements concern principally the revenues from services, where the performance obligation is satisfied over time. The objective when allocating the transaction price is to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised goods or services to the customer.
32.2    Revenue recognition and disaggregation
The Company recognizes revenue from products sold to a customer, including distributors, when it satisfies a performance obligation at a point in time by transferring control over a product to the customer. This usually occurs at the time of shipment. The performance obligations included in contracts for the sale of goods have the original expected length of less than one year. The transaction price is determined based on the contract terms, adjusted for price protection, if applicable. The revenues from services are usually linked to performance obligations transferred over time and are recognized in line with the contract terms.
In 2026 and 2025, the Company had several multi-annual capacity reservation and volume commitment arrangements with certain customers. These agreements constitute a binding commitment for the customers to purchase and for the Company to supply allocated committed volumes in exchange for additional consideration.

The consideration related to commitment fees is reported as revenues from sale of products as it is usually based on delivered quantities. Advances from customers received as part of those agreements are reported in Note 23 and Note 26.
The payment terms typically range between 30 to 90 days.
The following tables present the Company’s consolidated net revenues disaggregated by geographical region of shipment, nature and market channel:

	Three Months ended
	March 28, 2026	March 29, 2025
Net revenues by geographical region of shipment(1)
Europe, Middle East, Africa (“EMEA”)	732	563
Americas	467	420
Asia Pacific	1,896	1,534
Total net revenues	3,095	2,517
Net revenues by nature
Revenues from sale of products	3,011	2,483
Revenues from sale of services	78	30
Other revenues	6	4
Total net revenues	3,095	2,517
Net revenues by market channel(2)
Original Equipment Manufacturers (“OEM”)	2,235	1,795
Distribution	860	722
Total net revenues	3,095	2,517
(1)Net revenues by geographical region of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the Company, among the different periods, may be affected by shifts in shipments from one location to another, as requested by customers.
(2)OEM are the end-customers to which the Company provides direct marketing application engineering support, while Distribution refers to the distributors and representatives that the Company engages to distribute its products around the world.
33.Segment Reporting
The Company's Managing Board, which consists of the Chief Executive Officer, Jean-Marc Chery and the Chief Financial Officer, Lorenzo Grandi, under the oversight of the Company’s Supervisory Board, is considered to be the Company's Chief Operating Decision Maker ("CODM") and reviews the financial information presented on an operating segment basis for purposes of making decisions, assessing financial performance and allocating resources.
As of March 28, 2026, the Company's reportable segments, within each product group, are as follows:
•In Analog, Power & Discrete, MEMS and Sensors ("APMS") product group:
•Analog products, MEMS and Sensors (“AM&S”), comprised of analog products, MEMS sensors and actuators, and optical sensing solutions.
•Power and discrete products (“P&D”), comprised of discrete and power transistor products.
•In Microcontrollers, Digital ICs and RF products ("MDRF") product group:
•Embedded Processing (“EMP”), comprised of general-purpose and automotive microcontrollers, connected security products and Custom Processing Products (Automotive ADAS).

•RF Optical Communications (“RFOC”), comprised of Space, Ranging & Connectivity products, Digital Audio & Signaling Solutions and Optical & RF COT.
The Company's reportable segments represent groups of similar products that are combined on the basis of similar design and development requirements, product characteristics and manufacturing processes amongst other factors. Consequently, the Company's reportable segments result from the aggregation of operating segments. The reportable segments also reflect how management allocates resources and measures performance.
Net revenues of “Others” include revenues from sales assembly services and other revenues. For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, SG&A expenses and a part of R&D expenses. In compliance with the Company’s internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those comprise unused capacity charges, including incidents leading to power outage, certain unallocated impairment, restructuring charges and other related phase-out costs, management reorganization costs, start-up costs, and other unallocated income (expenses) such as: strategic or special R&D programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments, operating earnings of other products as well as the effects of purchase price allocation in case of business acquisitions.
The CODM does not evaluate operating segments performance using discrete asset and significant expenses information. The CODM monitors the cost structure of the Company at the level of organizational functions, while economic performance is assessed through revenues and operating income at the level of reportable segments.
The following tables present the Company’s consolidated net revenues and consolidated operating income by reportable segment.
Net revenues by reportable segment:

	Three Months ended
	March 28, 2026	March 29, 2025
AM&S	1,318	1,069
P&D	389	397
EMP	975	742
RFOC	409	306
Total net revenues of reportable segments	3,091	2,514
Others	4	3
Total consolidated net revenues	3,095	2,517
Operating income (loss) by reportable segment:

	Three Months ended
	March 28, 2026	March 29, 2025
AM&S	161	82
P&D	(84)	(28)
EMP	164	66
RFOC	61	43
Total operating income of reportable segments	302	163
Others(1)	(232)	(160)
Total consolidated operating income	70	3
(1)Operating income (loss) of “Others” includes items such as unused capacity charges, incidents leading to power outage, impairment, restructuring charges and other related phase-out costs, management reorganization costs, start-up costs, and other unallocated income (expenses) such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments (e.g. urgent freight costs, changes in fair value measurement on contingent consideration liabilities), operating earnings of other products as well as the effects of purchase price allocation in case of business acquisitions.
The reconciliation of total operating income of reportable segments to the total consolidated operating income is presented in the below table:

	Three Months ended
	March 28, 2026	March 29, 2025
Total operating income of reportable segments	302	163
Impairment, restructuring charges and other related phase-out costs	(71)	(8)
Start-up costs	—	(4)
Unused capacity charges	(69)	(123)
PPA effects of MEMS sensor business acquisition	(30)	—
Other unallocated manufacturing results	(38)	(29)
Strategic and other research and development programs and other non-allocated provisions(1)	(24)	4
Total operating loss Others	(232)	(160)
Total consolidated operating income	70	3
(1)    Includes unallocated income and expenses such as certain corporate-level operating expenses and other income (costs) that are not allocated to the reportable segments.

EXHIBIT INDEX

Exhibit	Description
12.1	Certification of Jean-Marc Chery, President and Chief Executive Officer and Chairman of the Managing Board of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Lorenzo Grandi, President and Chief Financial Officer and Member of the Managing Board of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1
Certification of Jean-Marc Chery, President and Chief Executive Officer and Chairman of the Managing Board of STMicroelectronics N.V., and Lorenzo Grandi, President and Chief Financial Officer and Member of the Managing Board of STMicroelectronics N.V., pursuant to 18 U.S.C. §1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	May 4, 2026	By:	/s/ Jean-Marc Chery
		Name:	Jean-Marc Chery
		Title:	President and Chief Executive Officer and Chairman of our Managing Board

Date:	May 4, 2026	By:	/s/ Lorenzo Grandi
		Name:	Lorenzo Grandi
		Title:	President and Chief Financial Officer and Member of our Managing Board